ELEPHANT & CASTLE®

PUB AND RESTAURANT


"We are famous for our
fish 'n chips,
great beer,
timeless pub comfort
and the warmth
of genuine smiles."

Annual Report 2005

ELEPHANT & CASTLE®

Mission Statement

"To be the favourite neighbourhood pub for dining... drinking... and gathering"



Table of Contents









MANAGEMENT REPORT
A Letter from Rick Bryant, President & CEO

2005 was a year of significant improvement for Elephant & Castle, seeing progress in all areas of the business, and building on the results of the previous year.

We saw same store sales growth – one of the key indicators of restaurant brand performance – of 5.9% in the US and 5.2% in Canada. The US business has now recorded 10 successive quarters of same store sales growth, and 12 in the last 13. The continued growth of the Canadian business is also encouraging, building on a positive performance in 2004. Both results are well ahead of the market and reflect the work devoted to all aspects of operational performance.

The quality of the store base was improved during the year, with the addition of a second store to the Chicago market, a first store in Washington, DC and an additional franchise in Wexford, PA. In the last quarter of the year we saw the closure of three Elephant & Castles at the end of their leases, all in Western Canada. Closures are never pleasant, but the remaining business is stronger as a result. The effect of the closures and new store openings has been to increase per store average revenues in early 2006 by 22%, and improve the operating margins.



The changes in the store base have also created opportunities for people development, with promotions at all levels of the management team, including four promotions to restaurant general manager. The combination of good internal development combined with selective external recruitment has allowed us to continue to strengthen the culture and cohesion of the company, while still accessing fresh thinking and different experience. From a personal standpoint, I continue to work with a team of people I respect, whose company I enjoy, and who are all focussed on the same objectives. When it all comes together, and that is happening increasingly often, we like to say we're Bang On!


RAM ROD

ELEPHANT & CASTLE GROUP INC.

Consolidated Financial Statements
December 25, 2005, December 26, 2004 and December 28, 2003
(US Dollars)

INDEX | **Page**

MANAGEMENT REPORT

Management is responsible for preparing the Company's consolidated financial statements and the other information that appears in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and reasonably present the Company's consolidated financial condition and results of operations in conformity with Canadian generally accepted accounting principles. Management has included in the Company's consolidated financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

The Company maintains a system of internal accounting policies, procedures and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with Company authorization and are properly recorded and reported in the financial statements and that assets are adequately safeguarded.

Pannell Kerr Forster audits the Company's consolidated financial statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States).

Elephant & Castle Group Inc.'s Board of Directors has an Audit Committee composed of non-management Directors. The Committee meets with financial management and the independent auditors to review internal accounting controls and accounting, auditing and financial reporting matters.

President and Chief Executive Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF ELEPHANT & CASTLE GROUP INC.

We have audited the consolidated balance sheets of Elephant & Castle Group Inc. as at December 25, 2005 and December 26, 2004 and the consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 25, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Elephant & Castle Group Inc. as at December 25, 2005 and December 26, 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 25, 2005 in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in Note 16 (as restated) to the consolidated financial statements.

"Pannell Kerr Forster"
(Registered with the PCAOB as "Smythe Ratcliffe").

Chartered Accountants

Vancouver, Canada
February 3, 2006

ELEPHANT & CASTLE GROUP INC.

Consolidated Balance Sheets
At December 25, 2005 and December 26, 2004
(US Dollars)
(In Thousands of Dollars)

	2005	2004
Assets (note 6)		
Current		
Cash	$956	$3,981
Accounts receivable	558	423
Inventory	380	354
Deposits and prepaid expenses	396	664
Pre-opening costs	191	0
Total Current Assets	2,481	5,422
Property, Plant and Equipment (note 3)	8,187	5,469
Future Income Tax Benefits (note 13)	2,099	2,250
Other (note 4)	1,915	2,023
Total Assets	**$14,682**	**$15,164**
Liabilities		
Current		
Accounts payable and accrued liabilities (note 5)	$2,713	$2,535
Current portion of long-term debt (notes 6 and 7)	41	20
Total Current Liabilities	2,754	2,555
Long-Term Debt (notes 6, 7 and 8(b))	17,306	15,242
Other Liabilities	417	9
Total Liabilities	**20,477**	**17,806**
Shareholders' Equity (Deficit)		
Common Shares (note 8(a))	13,112	12,999
Contributed Surplus (note 8(c))	1,282	1,282
Cumulative Translation Adjustment (note 8(e))	(880)	(880)
Deficit	(19,309)	(16,043)
Total Shareholders' Equity (Deficit)	**(5,795)**	**(2,642)**
Total Liabilities and Shareholders' Equity (Deficit)	**$14,682**	**$15,164**

Contingencies and Commitments (notes 10 and 11)
Approved on behalf of the Board:

/s/ R. Bryant .... Director
R. Bryant

/s/ T. Chambers .... Director
T. Chambers

See notes to consolidated financial statements.

ELEPHANT & CASTLE GROUP INC.

Consolidated Statements of Operations
Years Ended December 25, 2005, December 26, 2004 and December 28, 2003
(US Dollars)
(In Thousands of Dollars, except net income (loss) per share)

	2005	2004	2003
Sales			
Corporate locations	32,542	27,719	26,206
Revenue from Franchises	503	483	519
Total Sales	33,045	28,202	26,725
Restaurant Expenses			
Food and beverage	8,731	7,682	7,171
Operating			
Labour	10,466	8,862	8,273
Occupancy and other	8,488	7,181	6,909
Impairment of Long Lived Assets (notes 12 (a) and (b))	181	199	0
Restaurant closing costs (notes 12 (c) and (d))	55	0	94
Amortization	1,872	1,559	1,538
	29,793	25,483	23,985
Income from Restaurant Operations	3,252	2,719	2,740
General and Administrative Expenses	2,976	2,843	2,701
(Gain) Loss on Foreign Exchange (note 2 (h))	679	28	(679)
Interest on Long-Term Debt	2,605	558	545
	6,260	3,429	2,567
Income (Loss) Before Income Taxes	(3,008)	(710)	173
Income Taxes (Charge) Recovery (notes 10 and 13)	(88)	(52)	55
Future Income Tax (Charge) Recovery (note 13)	(170)	(126)	0
Net Income (Loss) for Year	($3,266)	($888)	$228
Net Income (Loss) Per Common Share (note 2(i))			
Basic	(0.57)	(0.17)	0.04
Diluted (note 2(i))			0.04
Weighted Average Number of Common Shares Outstanding			
Basic	5,744,360	5,244,507	5,163,271
Diluted (note 2(i))			5,163,271

See notes to consolidated financial statements.

ELEPHANT & CASTLE GROUP INC.

Consolidated Statements of Shareholders' Equity (Deficit)
Years Ended December 25, 2005, December 26, 2004 and December 28, 2003
(US Dollars)
(In Thousands of Dollars)

	2005	2004	2003
Number of Common Shares Issued			
Beginning balance	5,629,411	5,146,604	5,144,604
Issue of shares			
On renegotiation of debenture interest		161,235	0
For services	15,000	18,000	27,000
Purchased by Management	227,676	303,572	0
Repurchase and cancellation of shares		0	(25,000)
Ending Balance	5,872,087	5,629,411	5,146,604
Common Shares Issued			
Beginning balance	$12,999	$12,829	$12,879
Issue of shares			
On renegotiation of debenture interest	0	59	0
For services	5	6	11
Purchased by Management	108	106	0
Repurchase and cancellation of shares	0	0	(61)
Ending balance	$13,112	$12,999	$12,829
Contributed Surplus			
Beginning balance	$1,282	$0	$0
Issue of shares			
On cancellation of Junior Notes and issuance of Preferred Shares	0	201	0
For issue of warrants	0	1,081	0
Ending balance	$1,282	$1,282	$0
Other Paid-In Capital			
Beginning balance	$0	$5,343	$4,996
Deferred interest on convertible notes	0	0	347
On cancellation of shares	0	0	0
On cancellation of Junior Notes	0	(5,343)	0
Ending balance	$0	$0	$5,343
Currency Translation Adjustment			
Beginning balance	($880)	($880)	($1,347)
Deferred gain incurred during year	0	0	467
Ending balance	($880)	($880)	($880)
Deficit			
Beginning balance	($16,043)	($14,822)	($14,620)
Dividends on other paid-in capital	0	(333)	(347)
On cancellation of shares	0	0	(83)
Net income (loss)	(3,266)	(888)	228
Ending balance	($19,309)	($16,043)	($14,822)
Total Shareholders' Equity (Deficit)	($5,795)	($2,642)	$2,470

See notes to consolidated financial statements.

ELEPHANT & CASTLE GROUP INC.
Consolidated Statements of Cash Flows
Years Ended December 25, 2005, December 26, 2004 and December 28, 2003
(US Dollars) (In Thousands of Dollars)

	2005	2004	2003
Operating Activities			
Net income (loss)	($3,266)	($888)	$228
Operating items not using cash			
Amortization	1,872	1,559	1,538
Loss (Gain) on Foreign Exchange	679	28	(679)
Impairment of Long-Lived Assets	181	199	0
Non-Cash Interest	1,998	317	216
Future Income Tax	170	126	0
Other	(569)	992	(308)
Operating Cash Flow	1,065	2,333	995
Changes in Non-Cash Working Capital			
Accounts receivable	(135)	(75)	(145)
Inventory	(26)	(49)	(2)
Deposits and prepaid expenses	268	(442)	115
Accounts payable and accrued liabilities	178	(1,045)	116
	285	(1,611)	84
Cash Provided by Operating Activities	1,350	722	1,079
Investing Activities			
Acquisition of property, plant and equipment	(4,495)	(560)	(277)
Acquisition of other assets and pre-opening costs	(521)	0	(181)
Cash Used in Investing Activities	(5,016)	(560)	(458)
Financing Activities			
Deferred finance charges	601	(372)	0
Repurchase of shares	0	0	(150)
Proceeds from long-term debt	0	3,842	0
Proceeds from sale of shares	71	93	0
Repayment of long-term debt	(31)	(154)	(488)
Cash Provided by (Used in) Financing Activities	641	3,409	(638)
Inflow (Outflow) of Cash	(3,025)	3,571	(17)
Cash, Beginning of Year	3,981	410	427
Cash, End of Year	$956	$3,981	$410
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for			
Interest	$608	$86	$241
Income taxes	$126	$45	$221

See notes to consolidated financial statements.

1. BASIS OF PRESENTATION

These financial statements include the accounts of Elephant & Castle Group Inc. ("the Company") and its wholly-owned subsidiaries described below. All significant inter-company balances and transactions are eliminated.

(a) The Elephant and Castle Canada Inc. (the "Canadian subsidiary") owns and operates English style restaurants across Canada under the name "The Elephant & Castle Restaurant and Pub";

(b) Elephant & Castle Inc. (the "US subsidiary") incorporated in Texas and its subsidiaries own and operate English style restaurants in Washington, Pennsylvania, Massachusetts, California, Illinois and in Washington D.C.;

One such subsidiary, E&C Chicago Corporation, owns E&C San Francisco LLC, a single purpose entity which is the ownership vehicle for the Company's one-third stake in BC Restaurants LLC, a joint venture company which manages the Elephant & Castle restaurant in San Francisco (note 2(l)); and

(c) Elephant & Castle International, Inc. incorporated in Texas, franchises the Elephant & Castle British-style pub and restaurant concept.

With effect from the reporting period ended December 26, 2004, the Company denominated its functional and reporting currency to be the US Dollar. Previously the Company's functional and reporting currency was the Canadian Dollar. Comparative figures for 2003 have been restated in US Dollars.

This change in functional and reporting currency has been adopted because:

(a) Over the past 3 years, the Company has focused on growing its operations in the US, while selectively closing non-core Canadian locations as the leases of those locations have expired. In the current reporting period, 58% of Income from Restaurant Operations originated in the US; and

(b) The Company's shares are traded in US Dollars on the Over-the-Counter Bulletin Board (the "OTCBB").

For comparative purposes, in line with the recommendations of the Canadian Institute of Chartered Accountants ("CICA") handbook and of the Financial Accounting Standards Board ("FASB") as set out in FAS 52, the Company has translated its prior year's consolidated financial statements as reported in Canadian Dollars into US Dollars using the current method of translation.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern, realizing its assets and discharging its liabilities in the normal course of business.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and all figures are in US dollars unless otherwise stated. Canadian generally accepted accounting principles differ in certain respects from accounting principles generally accepted in the United States of America. The significant differences and the approximate related effect on the consolidated financial statements are set forth in note 16.

Certain comparative figures have been restated to conform to the current year's presentation.

(US Dollars)
(In Thousand of Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Franchise fees

The Company recognizes initial fees from the sale of franchises as revenue once the Company has fully complied with its obligations to the new franchisee in providing operational support and training regarding the opening of the restaurant. For the year ended December 25, 2005 such fees were $25. (2004 – $15, 2003 – $71).

Continuing franchise royalties are recognized as revenue as they are earned.

Total revenue from franchises is disclosed as a separate line item within total sales on the Company's Consolidated Statements of Operations.

The Company has no obligated costs in connection with continuing franchise royalties, but provides ongoing operational support and advice to franchisees. This support is provided by the same operational management teams that supports the Company's corporately owned restaurants, and as such cannot be separately identified and reported. These costs are included within the Company's general and administrative expenses, as are the costs associated with marketing and selling new franchises.

Income from restaurant operations derived from franchise operations is therefore equal to total revenue from franchises.

(b) Inventory

Inventory consists of food, beverages and retail merchandise and is recorded at the lower of cost or market. Cost is determined using the first-in, first-out method.

(c) Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized annually as follows:

Furniture and fixtures	- 10% Straight-line method
Computer equipment	- 20% Straight-line method

Improvements to leased premises and property under capital leases are being amortized on a straight-line basis over the term of the lease except for locations opened prior to January 1, 1993. Those improvements are being amortized on the straight-line method over the term of the lease plus the first two renewal options.

China, glassware and cutlery are recorded at cost. Replacements are charged directly to operations.

(d) Intangible assets

Intangible assets are amortized over their useful lives unless the life is determined to be indefinite, in which case no amortization is taken. Intangible assets are tested for impairment on an annual basis or when events occur that may indicate impairment.

Liquor licences are recorded at cost of original acquisition. Additional costs incurred on an on-going basis to maintain and renew them are charged directly to operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Pre-opening costs

Pre-opening costs represent amounts for staff training costs, payroll for trainees, rents paid prior to opening, travel and accommodation of trainers and supplies consumed prior to opening which were all incurred to open new locations. These costs are amortized on a straight-line basis over 12 months.

(f) Other assets

The following other assets are recorded at cost and amortized annually as follows:

Deferred finance costs	- Term of the related financial instruments
Deferred franchise costs	- 5 years

(g) Income taxes

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. A valuation allowance is provided to reduce the asset to the net amount management estimates to be more likely than not to be realized (note 13).

(h) Foreign currency translation

Amounts recorded in foreign currency are remeasured into US dollars as follows:

(i) Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date;

(ii) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,

(iii) Revenues and expenses (excluding amortization which is translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this remeasurement of foreign currency are included in net income .

(i) Net income (loss) per share

Net income (loss) per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented as the effects of the outstanding stock options and warrants are anti-dilutive.

(US Dollars)
(In Thousand of Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(k) Stock based compensation

During the year ended December 28, 2003, the Company applied the intrinsic method in accounting for its employee stock option plan. Options granted to non-employees were accounted for using the fair value method.

Effective December 29, 2003, the Company adopted the amended recommendations of the CICA for stock-based compensation and other stock-based payments. Under the amended recommendations, the Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

The Company previously disclosed the pro-forma effects of accounting for stock options granted to directors and employees in the notes to financial statements as if the fair value based method had been used. The amended recommendations have been applied prospectively; accordingly, results from prior years have not been restated.

(l) Joint venture

In 2002, the Company signed a joint venture agreement to open an Elephant & Castle restaurant in the new Club Quarters hotel in San Francisco. This restaurant opened for business on March 28, 2003.

Neither the Company, nor its joint venture partner has unilateral control over major strategic, investing and financing decisions. Accordingly, the Company accounts for this operation as a joint venture and uses the proportionate method of consolidation.

Revenues, costs, assets and liabilities proportionate to the Company's one-third ownership stake are included in the 2005 and 2004 consolidated financial statements. Additional costs have been recorded to reduce the Company's profit share to 15% in both 2005 and in 2004, consistent with the sliding scale of profit participation detailed in the joint venture agreement (note 16(b)).

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

3. PROPERTY, PLANT AND EQUIPMENT

	Cost	2005 Accumulated Amortization	Net
Leasehold improvements	$13,261	$7,663	$5,598
Furniture and fixtures	5,174	3,267	1,907
China, glassware and cutlery	350	0	350
Computer equipment	787	455	332
	$19,572	$11,385	$8,187

	Cost	2004 Accumulated Amortization	Net
Leasehold improvements	$10,593	$7,262	$3,331
Furniture and fixtures	5,376	3,805	1,571
China, glassware and cutlery	346	0	346
Computer equipment	758	537	221
	$17,073	$11,604	$5,469

4. OTHER ASSETS

	2005	2004
Deferred finance costs	$1,837	$1,876
Other	58	127
Trademark	20	20
	$1,915	$2,023

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004
Trade Payables	$1,444	$1,262
Accrued salaries, wages and related	607	507
Sales taxes	249	198
Occupancy and other operating	118	187
Provision for income taxes (note 10)	140	170
Other payables	105	128
Debt redemption and other interest	50	33
Prepaid supplier rebates	0	25
Closing costs and legal settlement	0	25
	$2,713	$2,535

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

6. FINANCING STRUCTURE

On December 17, 2004, the Company entered into a series of financing agreements. The transactions resulted in the raising of CDN$5,000 (US$4,288) for the purposes of opening new Elephant & Castle restaurants and refurbishing existing Elephant & Castle restaurants. In addition, the structure of the Company's pre-existing debt and equity were substantially altered, as described below.

(a) Transactions with GE Investment Private Placement Partners II ("GEIPPPII")

In consideration for the surrender of US$3,900 of the existing Senior Notes, the surrender of US$5,000 of the existing Junior Notes (together with the Senior Notes, the "Notes") and the exchange of US$1,209 of accrued interest on these Notes the Company issued US$4,204 of new Secured 14% Notes (the "Secured Notes"), 3,653,972 of CDN$2 (US$1.72) preferred shares (note 8(b)) and a warrant to purchase 1,750,000 shares of common stock (note 8 (h) (ii)). The Secured Notes bear interest at 14%, which is deferred until payments commence in March 2007, except in certain circumstances, and are fully repayable on December 18th, 2009. The preferred shares accrue a cumulative annual dividend of 6%, payable only when the debt owing to Crown Capital Partners ("Crown") and the Secured Notes are repaid in full. The preferred shares are redeemable at the Company's option at 100% of redemption principal plus a redemption premium of up to 50% of the principal amount. The premium shall accrue at 10% per year or part thereof (note 8(b)). Unless redeemed earlier, the preferred shares are automatically convertible, subject to the Company achieving an EBITDA target of US$3,500, at the rate of 3 shares of common stock for every preferred share. The warrants are exercisable for a period of ten years at a price of CDN$0.667 (US$0.572) per share.

(b) Transactions with Crown

The Company has entered into a credit agreement with Crown, pursuant to which it borrowed CDN$5,000 (US$4,288). The loan bears interest at the rate of 12% per annum. Interest is payable monthly and monthly principal payments of CDN$40 (US$34) commence in December 2006, rising to CDN$60 (US$51) in December 2007 and CDN$100 (US$86) in December 2008, with the balance of CDN$2,600 (US$2,230) repayable by December 17, 2009. In connection with the making of the loan, Crown received a first secured position over all of the Company's assets and properties, including the capital stock of the subsidiary companies, in respect of the loan indebtedness. Additionally, the Company granted Crown a warrant to purchase 1,049,301 shares of common stock of the Company and 730,794 preferred shares of the Company for one hundred Canadian dollars, representing 15% of the outstanding shares of both classes of stock of the Company and a further warrant to purchase 350,000 shares of common stock. These further warrants are exercisable for a period of ten years at a price of CDN$0.667 (US$0.572) per share (notes 8 (g) (iv), 8 (g) (v) and 8(h)(ii)).

(c) Transactions with Management

The Company has entered into an agreement with the three senior managers of the Company ("Management"), whereby Management has committed to purchase for CDN$265 (US$227), over a period of 18 months commencing December 2004, 699,534 common shares and 487,196 preferred shares, representing 10% of the outstanding shares of both classes of stock of the Company. Management made an initial payment of CDN$115 (US$99) on December 17, 2004 and subsequent payments of CDN$86 (US$71) during the year ended December 25, 2005. The remaining balance of CDN$64 (US$55) is payable by June 30, 2006 (note 17). In connection with this purchase, Management has also been issued a warrant for the purchase of an additional 5% of both classes of stock for CDN$133 (US$114) (notes 8 (g) (ii) and 8 (h) (i)).

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

6. FINANCING STRUCTURE (continued)

(d) Agreements between investors

GEIPPPII and Crown have entered into an inter-creditor agreement, which establishes the seniority of the Crown security and the subordination of the GEIPPPII security over the assets of the Company.

GEIPPPII, Crown and Management have entered into an inter-shareholder agreement. Under this agreement all parties agree to appoint two GEIPPPII nominees, one Crown nominee and one management nominee to the board of the Company. Additionally the parties have agreed conditions and entitlements associated with the sale or transfer of their shares.

The terms of the 8% convertible, subordinated notes of the Company issued in 2000 ("Delphi Financing") have been amended such that the coupon has been increased to 9.25% and repayment has been scheduled to re-commence in March 2007.

(e) Prior years' accounting treatment of GEIPPPII junior notes

For the year ended December 28, 2003, the GEIPPPII Junior Notes were recorded as an equity instrument.

For the twelve month period ended June 29, 2003, the Company achieved less than 67% of the original EBITDA target. Under the terms of the original agreement, this would have required the Company to reclassify the first two tranches as a debt instrument.

The Company, however, reached in 2003 an agreement with GEIPPPII to modify the terms of the Junior Notes, such that the test for mandatory conversion of all four tranches was dependent on achievement of EBITDA targets for the twelve months ending June 30, 2005. Accordingly, no reclassification of the Junior Notes was required for the year ended December 28, 2003.

(f) Majority shareholder

Prior to the agreement of the Company's new funding structure on December 17, 2004, GEIPPPII owned 62.1% of the Company's outstanding common shares.

Following the new funding agreement, and before any conversion of preferred shares, GEIPPPII owns 50.1% of the Company's outstanding common shares, once Crown exercises its CDN$ One Hundred warrant.

Post-conversion of the preferred shares, GEIPPPII will own the following percentages of the Company's outstanding common shares:

	% owned by GEIPPPII
(a) If Management performance warrants (for purchase of a further 5% of outstanding shares) are not exercisable	66.7%
(b) If Management performance warrants (for purchase of a further 5% of outstanding shares) are exercisable	62.3%

As such, GEIPPPII continues to have voting control over the Company's operations.

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

7. LONG TERM DEBT

	2005	2004
General Electric Investment Private Placement Partners II ("GEIPPPII"), a limited partnership, secured 14% notes, maturing December 18, 2009. Interest payments are deferred until March 2007, at which point interest is to be paid quarterly in cash. Deferred interest is to be repaid along with the principal on December 18, 2009.	$4,805	$4,204
First secured loan from Crown for CDN$5,000 (US$4,288) bearing an interest rate of 12% per annum. Interest is payable monthly in cash. Monthly principal payments of CDN$40 (US$34) commence in December 2006 rising to CDN$60 (US$51) in December 2007 and CDN$100 (US$86) in December 2008, with the balance of CDN$2,600 (US$2,230) repayable by December 17, 2009.	4,288	4,066
4,023,975 Preferred Shares, Series A, with a redemption price of CDN$2 (US$1.72) per share (note 8(b)). 3,653,972 shares were issued to GEIPPPII in exchange for US$5,000 of Junior Notes, plus US$905 of accrued interest (note 6(a)). The remaining 370,003 shares were issued to management.	6,902	6,287
Redemption premium on Preferred Shares, accruing at 10% per annum or part thereof, to a maximum of 50% (note 8(b)).	695	17
Convertible subordinated notes issued in 2000 to the Delphi Investors, originally due December 31, 2003, but now repayable in quarterly instalments of US$38 beginning March 2007 with one final instalment of US$243 due on December 31, 2009. Interest at 9.25% per annum payable quarterly in cash (note 6(d)).	649	661
Capital lease obligations repayable over terms ranging from 36 to 60 months, interest rates average 13%.	8	27
	17,347	15,262
Less: Current portion	41	20
	$17,306	$15,242

Years Ended December 25, 2005, December 26, 2004 and December 28, 2003 (US Dollars)
(In Thousands of Dollars, Except Share Prices)

7. LONG TERM DEBT (continued)

Long-term debt principal repayments due in each of the next five fiscal years are as follows:

2006	$ 41
2007	584
2008	805
2009	15,917
2010 and after	0
	$ 17,347

8. CAPITAL STOCK

(a) Common Shares

Authorized – 20,000,000 Common Shares without par value

Issued – 5,872,087 (2004 – 5,629,411) Common Shares

Shares issued and cancelled are recorded at the market price on the date of the transaction.

(b) Preferred Shares

Authorized – 10,000,000 Preferred Shares with a par value of CDN$1 (US$0.813) per share (6,000,000 designated as Preferred Shares, Series A)

Issued – 4,023,975 (2004 – 3,865,397) Preferred Shares, Series A

(i) Voting Rights

The holders of the Preferred Shares, Series A shall be entitled as such to receive notice of and to attend all meetings of the shareholders of the Company (except meetings at which only holders of another class or series of shares of the Company are required by law to vote separately as a class or series) and at each such meeting shall have that number of votes in person or by proxy for each Preferred Share, Series A held equal to the number of Common Shares into which such Preferred Shares, Series A may be converted at the Series A Conversion Rate of three Common Shares for each Preferred Share, Series A.

(ii) Dividends

The holder of the Preferred Shares, Series A, in priority to the holders of the Common Shares, shall be entitled to receive and the Company shall pay thereon, as and when declared by the Directors provided the GEIPPPII 14% Secured Notes and the Crown term loan have been repaid in full, fixed, cumulative cash dividends at the rate of 6% of the Series A Redemption Price of CDN$2.00 (US$1.72) per share per annum payable on the dates to be fixed from time to time by the Directors.

8. CAPITAL STOCK (continued)

(iii) Redemption

Subject to the British Columbia Business Corporations Act and provided that all dividends in respect of the outstanding Preferred Shares, Series A have been declared and paid or set apart for payment, the Company may redeem the whole or any part of the outstanding Preferred Shares, Series A on payment for each share to be redeemed of the Series A Redemption Price of CDN$2 (US$1.72) per share, together with all unpaid declared dividends thereon, which for such purpose shall be treated as accruing up to but excluding the date of such redemption, plus a premium of 10% of the Series A Redemption Price for each year or part thereof from December 17, 2004, Series A, to a maximum premium of 50% of the Series A Redemption Price (all such sums, collectively, the "Series A Redemption Amount").

No partial redemption of the outstanding Preferred Shares, Series A may at any time be made except with the unanimous prior written consent of all holders of the Preferred Shares, Series A and the holders of any outstanding warrants for the purchase thereof. If a part only of the Preferred Shares, Series A represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Company.

(iv) Retraction

Commencing on the date which is 135 days following the close of the Company's second fiscal year after repayment in full by the Company of the GEIPPPII 14% Secured Notes and the Crown loan (the "Retraction Period"), any holder of Preferred Shares, Series A, may, at the holder's option, upon giving at least 20 Business Days before the date specified for redemption (the "Retraction Date") to the Company at its registered office written notice thereof (the "Retraction Notice"), require the Company to redeem at any time the whole or from time to time any part of the Preferred Shares, Series A held by the holder by payment of the Series A Redemption Amount for each share to be redeemed.

8. CAPITAL STOCK (continued)

(v) Conversion rights

(a) The holders of Preferred Shares, Series A have the conversion rights set out below (the "Conversion Rights").

(b) Each outstanding Preferred Share, Series A shall be converted into Common Shares at the Series A Conversion Rate on the date (the "Conversion Date") which is the earliest of:

(i) the date which is specified for conversion in written notice given to the Company at its registered office (the "Holder's Conversion Notice") which shall in any event be no less than 20 Business Days following the delivery of such written notice, requiring the Company to convert the whole or from time to time any part of the Preferred Shares, Series A held by the holder into Common Shares; and

(ii) the date which is 20 Business Days following written notice (the "Company's Conversion Notice") by the Company to all of the holders of the Preferred Shares, Series A and holders of outstanding warrants for the purchase thereof of the repayment in full by the Company of the Indebtedness, provided that no such notice may be given unless the Company shall have achieved earnings before interest, taxes, depreciation, and amortization of not less than U.S.$3.5 million in the last fiscal year prior to such notice being given; and

(c) If the Company effects a consolidation or subdivision of the number of outstanding Common Shares into a lesser or greater number, then the Series A Conversion Rate shall be decreased or increased proportionately, as the case may be. If the Common Shares issueable upon the exchange of the Preferred Shares, Series A are changed into shares of any other class(es) in the capital of the Company, whether by capital reorganization, amalgamation, consolidation, merger or sale of assets or otherwise then the holder of each Preferred Share, Series A shall have the right thereafter to convert the share into the kind and number of shares, other securities and property receivable upon the reorganization, reclassification or other change as would the holder of the number of Common Shares into which the Preferred Shares, Series A might have been converted immediately prior to the reorganization, reclassification or change, but subject to further adjustment as otherwise provided herein.

(d) If at any time and from time to time there is (i) an amalgamation, consolidation or merger of the Company with or into another Company or (ii) the sale of all or substantially all of the properties and assets of the Company to any other person, then the Company shall provide that the holders of the Preferred Shares, Series A shall thereafter be entitled to receive upon exchange of the Preferred Shares, Series A the number of shares or other securities or property of the Company or of the successor Company resulting from the amalgamation, consolidation, merger or sale to which a holder of Common Shares deliverable upon exchange would have been entitled. In any such event, appropriate adjustments shall be made in the application of the provisions with respect to the rights of the holders of the Preferred Shares, Series A after the reorganization amalgamation, merger, consolidation or sale, as the case may be, so that the provisions of the articles of the Company, without limitation, adjustment of the Series A Conversion Rate then in effect and the number of Common Shares to be obtained by conversion of the Preferred Shares, Series A shall apply after the event as nearly equivalent as may be practicable.

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

8. CAPITAL STOCK (continued)

(vi) Accounting treatment

(a) Preferred shares

Holders of Preferred Shares, Series A, have the ability to require redemption of their shares at a future date, and at a predetermined price. In accordance with CICA handbook sections 3860.20 and 3860.22 and with EIC 149, the Preferred Shares, Series A, have been recorded as long term debt at CDN$2 (US$1.72) per share, with dividends earned on the shares recorded as interest expense. In addition, redemption premiums accrued from date of issue have been added to long term debt. All warrants issued for the purchase of preferred shares are treated as a liability. Accordingly, no stock based compensation expense was recorded for the issue of these warrants (note 8(h)).

(b) Transactions with Management

During the year ended December 26, 2004, the Company entered into an agreement with three senior managers (note 6(c)) whereby in order for the lenders to renegotiate the existing debt, the lenders required management to commit to the purchase of 699,354 common and 487,196 preferred shares for total proceeds to the Company CDN$265 (US$215). The price was agreed by way of arms length negotiation, and was deemed to represent fair market value for the shares acquired. As the commitment is directly related to the renegotiation of the debt, any difference between the agreed upon purchase price and the share price as at that date or redemption price per share will be accounted for as debt issue costs.

The common shares have a negotiated purchase price of US$0.10 per share representing fair value at the date of issuance. Any difference between the share price as at that date and the purchase price of US $0.10 per share will be recorded in the balance sheet as a deferred financing fee to be amortized over the remaining life of the GEIPPPII debt.

The Preferred shares have a negotiated price of US$0.30 per share and a redemption value of CDN $2.00 (US$ 1.63) per share. As described in note 8 (b)(vi)(a) the preferred shares are treated as a liability, and accordingly, will be recorded as a liability in the books of the Company at the time of issuance. The difference between the negotiated price of US$0.30 per share and the redemption price will be recorded in the balance sheet as a deferred financing cost and amortized over the remaining life of the related debt.

Warrants issued to management are exercisable in five years from the date of issue, exercisable for a 60 day period provided all the new notes and Crown debt are fully repaid. Past experience indicates the likelihood such warrants will be exercised is not high. Accordingly, no value has been assigned to these warrants.

(In Thousands of Dollars, Except Share Prices)

8. CAPITAL STOCK (continued)

(c) Contributed surplus

Contributed surplus represents:

(i) Historic values of GE Junior Notes, and associated accrued interest on cancellation;
(ii) Nominal value of Preferred Shares issued to GEIPPPII for cancellation of Junior Notes; and
(iii) Deemed value of warrants issued to GEIPPPII and Crown in relation to new funding arrangements (note 6).

(d) Other paid-in capital

Other-paid in capital represents the value of the GEIPPPII Junior Notes, plus accrued dividends thereon.

The balance was written-down to $Nil in 2004 following the cancellation of the GEIPPPII Junior notes (note 6).

(e) Cumulative translation adjustment

With effect from the reporting period ended December 26, 2004, the Company denominates its functional and reporting currency to be the US Dollar. Previously the Company's functional and reporting currency was the Canadian Dollar. Comparative figures have been restated in US Dollars (note 1).

For comparative purposes, in line with the recommendations of the CICA handbook and of the FASB as set out in FAS 52, the Company has translated its prior year consolidated statements as reported in Canadian Dollars into US Dollars using the current method of translation.

The cumulative translation adjustment of US$880 (2004 - US$880) results from this accounting treatment.

(f) Stock option plans

Commencing from the year ended December 26, 2004, the Company applies the fair value method in accounting for its stock options granted to employees, directors and consultants and accordingly, compensation expense of $Nil was recognised during the year. (2004 - $Nil)

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

8. CAPITAL STOCK (continued)

Stock option activity is summarized as follows:

	Number of Shares	Exercise Price (US$)	Exercise Price (Cdn$)
Balance outstanding, December 28, 2003	584,000	$5.70 *	$8.84
2004- Cancelled/lapsed	(27,500)	1.00	1.40
Balance outstanding, December 26, 2004	556,500	$5.70 *	$8.84
2005- Cancelled/lapsed	(10,000)	1.00	1.40
Balance outstanding, December 25, 2005	546,500	$5.79 *	$8.98

* Weighted average exercise price.

All outstanding options were vested and exercisable as at December 25, 2005.

At December 25, 2005 and at December 26, 2004, options to purchase Common Shares were outstanding as follows:

	Expiry	Exercise Price	Balance outstanding 2005	Balance outstanding 2004
(i)	2006/2007	US $11.26 to US $12.00	74,000	74,000
(ii)	2006/2007	US $10.00 to US $16.00	162,500	162,500
(iii)	2008	US $1.00	310,000	320,000
	Outstanding and exercisable		546,500	556,500

(i) The 1997 employee option plan set aside 200,000 Common Shares. Options have been granted for 139,000 shares. All options expire on the 5th anniversary date of the grant. None have been exercised through December 25, 2005 and 65,000 of the options were cancelled through December 25, 2005.

(ii) During 1999, options for 472,500 common shares were granted to five key executives, four of whom commenced employment with the Company in 1997. These stock options were granted in addition to the above stock option plans. None have been exercised and 310,000 of these options were cancelled through December 25, 2005.

(iii) The 2001 stock options and bonus plan set aside 950,000 Common Shares of which 400,000 were granted in January 2003. None have been exercised, but 90,000 have been cancelled due to option holders leaving the Company's employment.

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

8. CAPITAL STOCK (continued)

(g) Warrants to purchase Common Shares.

Warrants to purchase Common Shares may be summarized as follows:

	Number of Shares	Exercise Price (US$)	(Cdn$)
Balance outstanding, December 28, 2003	1,869,744	$1.00 *	$1.55
2004- Issued	4,049,068	0.32	0.40
Balance outstanding, December 26, 2004	5,918,812	$0.54*	$0.76
2005- Cancelled/lapsed	0	0	0
Balance outstanding, December 25, 2005	5,918,812	$0.54*	$0.76

* Weighted average exercise price.

At December 25, 2005 and at December 26, 2004, warrants to purchase Common Shares were outstanding as follows:

	Expiry	Exercise Price	Balance outstanding 2005	2004
(i)	2006	US $1.00	1,869,744	1,869,744
(ii)	2009	See note (8 (g) (ii))	566,434	566,434
(iii)	2009	CDN $0.667	233,333	233,333
(iv)	2014	See note (8 (g) (iv))	1,049,301	1,049,301
(v)	2014	CDN $0.667	2,100,000	2,100,000
(vi)	2014	See note (8 (g) (vi))	100,000	100,000
	Outstanding		5,918,812	5,918,812
	Exercisable		5,119,045	5,119,045

(i) The shareholders approved at the Annual General Meeting on June 29, 2001 the issue of five year warrants with a US $1.00 price on a one for one basis for the then outstanding shares, with the exception of the 2,600,000 shares issued to GEIPPPII in respect of debenture interest. Shares currently trade with the warrants attached.

(ii) Five year warrants, subject to certain restrictions, granted to Management on December 17, 2004 along with warrants for 295,799 Preferred Shares, Series A with a combined total exercise price of CDN$133 (US$108).

(iii) Five year warrants, subject to certain restrictions, granted to Management on December 17, 2004.

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

8. CAPITAL STOCK (continued)

(iv) Ten year warrants, granted to Crown on December 17, 2004 along with warrants for 730,794 Preferred Shares, Series A with a combined total exercise price of one hundred Canadian dollars.

(v) Ten year warrants, granted to GEIPPPII (1,750,000) and Crown (350,000) on December 17, 2004.

(vi) Ten year warrants, with an exercise price of $nil, issued to Crown, exercisable only if the Management warrants in (iii) above are exercisable, to avoid dilution of Crown's position.

(vii) The value in the warrants in (ii) and (vi) above, totalling $1,792, has been recorded as deferred financing costs and will be amortized over the life of the associated debt. The Company has adopted the fair value method, applying the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2005	2004
Expected life (years)	n/a	5
Interest rate	n/a	4.00%
Volatility	n/a	154.87%
Dividend yield	n/a	0.00%

The warrants in (iii) and (vi) above are deemed to have a cost of $nil due to the restrictions which apply to their exercise.

(h) Warrants to purchase Preferred Shares.

Warrants to purchase Preferred Shares may be summarized as follows:

	Number of Shares	Exercise Price (US$)	(Cdn$)
Balance outstanding, December 28, 2003	0	$0.00	$0.00
2004- Issued	1,078,794	0.06*	0.08
Balance outstanding, December 26, 2004	1,078,794	$0.06	$0.08
2005- Cancelled/lapsed	0	0	0
Balance outstanding, December 25, 2005	1,078,794	$0.06*	$0.08

* Weighted average exercise price.

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

8. CAPITAL STOCK (continued)

At December 25, 2005 and at December 26, 2004, warrants to purchase Preferred Shares were outstanding as follows:

	Expiry	Exercise Price	Balance outstanding 2005	2004
(i)	2009	See note (8 (h) (i))	295,799	295,799
(ii)	2014	See note (8 (h) (ii))	730,794	730,794
(iii)	2014	See note (8 (h) (iii))	52,201	52,201
	Outstanding		1,078,794	1,078,794
	Exercisable		730,794	730,794

(i) Five year warrants, subject to certain restrictions, granted to Management on December 17, 2004 along with warrants for 566,434 Common Shares, with a combined total exercise price of CDN$133 (US$108).

(ii) Ten year warrants, granted to Crown on December 17, 2004 along with warrants for 1,049,301 Common Shares, with a combined total exercise price of one hundred Canadian dollars.

(iii) Ten year warrants, with an exercise price of $Nil, issued to Crown, exercisable only if the Management warrants in (i) above are exercisable, to avoid dilution of Crown's position.

(iv) No compensation expense was recorded for the issuance of these warrants (note 8 (b) (vi)).

9. FINANCIAL INSTRUMENTS

(a) Fair value

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments.

The carrying value of long term debt represents fair value, as the interest rate reflects the market rate which the Company would be able to obtain (note 6).

The carrying value of the Preferred Shares approximates the fair value. Redemption premiums and dividend accruals approximate interest rates the Company would acquire for similar loans.

(b) Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and accounts receivable. Cash is placed with major financial institutions rated in the two highest grades by nationally recognized rating agencies. Credit risk from customer exposure is nominal due to the nature of the business.

(In Thousands of Dollars, Except Share Prices)

9. FINANCIAL INSTRUMENTS (continued)

(c) Interest rate risk

The Company's current monetary assets and liabilities are not exposed to significant interest rate risk due to their relatively short term nature and the stability of short term interest rates. The Company is exposed to interest rate price risk to the extent that its long-term debts are at fixed rates of interest.

(d) Currency risk

The Company's functional and reporting currency is US dollars. The Company translates the results of Canadian operations into US currency using rates approximating the average exchange rate for the year. The exchange rate may vary from time to time.

The Company generates approximately CDN$2,400 (US$2,058) of operating cash flow from its Canadian restaurants each year. These cash flows are generated in Canadian dollars. Offsetting this, the Company incurs approximately CDN$2,700 (US$2,315) of general and administrative expenses, and approximately CDN$600 (US$515) interest on long-term debt in Canadian dollars.

The Company's reported earnings are, therefore, subject to exchange rate fluctuations on the approximately CDN$900 (US$772) net cash outflow in Canadian dollars each year.

69% of the Company's long-term debt is in Canadian dollars. The Company's reported earnings include gains/losses on foreign exchange, which largely reflect revaluation of this approximately CDN$13,900 (US$11,900) of Canadian dollar denominated long term debt.

10. CONTINGENCIES

A Canadian subsidiary of the Company has received notices of reassessment from Canada Revenue Agency ("CRA") involving a further demand from the CRA for CDN$240 (US$206) relating to disputes concerning construction allowances dating back to 1984.

On September 30, 2005, the Company paid CDN$46 (US$39) to the CRA in partial settlement of this matter. The Company maintains that the remaining CDN$194 (US$166) represents a miscalculation by the CRA relative to the timing of tax losses. However, the Company maintains a provision of CDN$163 (US$140) against the remaining disputed charge.

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

11. COMMITMENTS

The subsidiaries are committed to leases on their restaurant locations extending into the 2015 fiscal year. Minimum annual rentals for the restaurants excluding realty taxes, common area maintenance and other charges are as follows:

2006	$1,719
2007	1,711
2008	1,471
2009	1,254
2010 to 2015 inclusive	4,211
	$10,366

Most of the aforementioned restaurant leases provide for the payment of additional rent based on percentages of gross annual revenue in excess of minimum rents, or other graduated formulae derived from gross revenue as defined in the particular lease agreements. The percentages range from 3% to 12%.

For the year ended December 25, 2005 minimum rents were US$1,776 (2004 = US$1,457, 2003 - US$1,691) and additional rents paid based on gross revenues were US$418 (2004 - US$393, 2003 - US$292).

The Company has guaranteed payments for the regular purchase of liquor by way of letters of credit for CDN$66 (US$57) with its main Canadian banker.

The Company has arranged with third party financiers to pay its annual insurance premiums in monthly instalments. As at December 25, 2005 the Company owed US$107 (2004 - US$96) in relation to the insurance year ending May 2006.

The Company's total contractual obligations at December 25, 2005 can therefore be summarized as follows:

		Payments due by period:			
	Total Outstanding	**Less than 1 year**	**1 to 3 years**	**3 to 5 years**	**More than 5 years**
Long-term debt obligations	**17,339**	34	1,388	15,917	0
Capital lease obligations	**8**	7	1	0	0
Operating lease obligations	**10,366**	1,719	3,182	2,387	3,078
Purchase obligations	**107**	107	0	0	0
Other long-term obligations	**57**	57	0	0	0
Total contractual obligations	**27,877**	**1,924**	**4,571**	**18,304**	**3,078**

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

12. IMPAIRMENT OF OTHER TANGIBLE AND INTANGIBLE ASSETS AND RESTAURANT CLOSING COSTS

(a) Impairment of Long Lived Assets for 2005

In accordance with the recommendations of the CICA, the Company has compared the net book value of its long-lived assets with the cash flows those assets are expected to generate over their remaining useful lives.

The leases of the Company's Canadian restaurants in Calgary, AB and Victoria, BC, expired in December 2005. Calculations performed each quarter during the year ended December 25, 2005 determined that the discounted value of the cash flows expected from these stores until time of closure was US$181 lower than the net book value of the associated property, plant and equipment as that time.

Accordingly, the Company reduced the net book value of these assets by recording a US $181 charge for the Impairment of Long Lived Assets in 2005.

(b) Impairment of Long Lived Assets for 2004

The leases of the Company's Canadian restaurants in Calgary, AB and Saskatoon, SK, expired in October and December 2005 respectively. The discounted value of the cash flows expected from these stores until that time was US$199 lower than the net book value of the associated property, plant and equipment as at December 26, 2004.

Accordingly, the Company reduced the net book value of these assets by recording a US $199 charge for the Impairment of Long Lived Assets in 2004.

(c) Restaurant closing costs for 2005 were comprised of the following:

(i) Closure of Elephant & Castle restaurant in Saskatoon, SK

The Company closed its Saskatoon location in October 2005, on expiry of the lease. Capital asset write-downs and other closure costs totalled US$11.

(ii) Closure of Elephant & Castle restaurant in Calgary, AB

The Company closed its Calgary location in December 2005, on expiry of the lease. Capital asset write-downs and other closure costs totalled US$23.

(iii) Closure of Elephant & Castle restaurant in Victoria, BC

The Company closed its Victoria location in December 2005, on expiry of the lease. Capital asset write-downs and other closure costs totalled US$21.

(d) Restaurant closing costs for 2003 were comprised of the following:

(i) Closure of Elephant & Castle restaurant at BCIT, Burnaby, Vancouver, BC

The Company closed its BCIT location on June 15, 2003, on expiry of the lease. Capital asset write-downs and other closure costs totalled US$64.

(ii) Closure of Elephant & Castle restaurant at West Edmonton Mall, AB

On January 16, 2004 the Company closed its restaurant located in the West Edmonton Mall, AB, on expiry of the lease. Capital asset write-downs and estimated other closure costs totalled US$150, which were recognized in 2003.

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

12. IMPAIRMENT OF OTHER TANGIBLE AND INTANGIBLE ASSETS AND RESTAURANT CLOSING COSTS (Continued)

(iii) Write-back of surplus provisions in relation to stores closed in 2002

In the year ended December 29, 2002 the Company made provision for the closure of its Elephant & Castle restaurant at Bellis Fair, Bellingham, WA and of its only Alamo Steakhouse and Grill restaurant at the Mall of America, Bloomington, MN. Provision was also made for the costs of closing the Company's Alamo office in Minnesota.

Actual costs were US$120 less than expected, mainly reflecting the payment of US$90 in termination fees by two Alamo Steakhouse and Grill franchisees who opted to terminate their franchise agreements in 2003.

13. INCOME TAXES

The components of the future income tax benefits at December 25, 2005 and December 26, 2004, are as follows:

	2005	2004
Future income tax benefits		
Tax benefit of non-capital loss carry forwards	$5,062	$5,057
Tax benefit of capital loss carry forwards	1,203	1,141
Fixed asset values for tax purposes in excess of book values	1,166	819
	7,431	7,017
Valuation allowance	(5,332)	(4,767)
Net future income tax benefits	$2,099	$2,250

The Company has the following available tax losses, the partial benefits of which have been recorded in these financial statements:

(i) Non-capital losses of approximately US$8,575 which can be applied against future income for Canadian tax purposes up to and including 2011.

(ii) Operating losses of approximately US$8,038 which may be carried forward to apply against future years' income for United States income tax purposes expiring up to 2023.

(iii) Net capital losses of approximately US$8,362 which can be applied against future capital gains income for Canadian tax purposes indefinitely.

Reconciliation of income tax provision computed at statutory rates to the reported income tax provision:

	2005	**2004**
Income tax benefit computed at Canadian statutory rates	$ 1,776	$ 1,436
Temporary differences not recognized in year	206	(45)
Recognition of FIT benefit resulting from recognition of loss carrryforwards	(23)	(209)
Recognized (unrecognized) tax losses	(1,696)	(964)
Foreign exchange	(5)	(40)
	$ 258	$ 178

(US Dollars)
(In Thousands of Dollars, Except Share Prices)

14. RELATED PARTY TRANSACTIONS

(a) Included in general and administrative expenses are consulting fees paid to a director and shareholder of $80 (2004 - $48) (2003 - $44). Costs for 2005 reflect design and development work in connection with the opening of 2 new corporate stores and one new franchise store during the year.

(b) GEIPPPII (note 6) is related to the Company by way of its share ownership in the Company and the election of two directors to the Board. Interest payments totalled $nil in 2005, $nil in 2004, and $503 in 2003, consisting of cash of $nil in 2005, $nil in 2004, and $190 in 2003; the balance was deferred or paid by share issuances.

15. GEOGRAPHIC SEGMENTED DATA

	2005	2004	2003
Sales to unaffiliated customers			
Canada	$15,149	$13,986	$13,830
United States	17,896	14,216	12,895
	$33,045	$28,202	$26,725
Capital assets and other assets			
Canada	$3,357	$4,038	$2,820
United States	6,745	3,454	4,176
	$10,102	$7,492	$6,996

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a) US accounting pronouncements

(i) In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). These requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. The Company has adopted SFAS No. 150 in the treatment of its preferred shares (note 8(b)) since Canadian GAAP and US GAAP now require the same treatment of these preferred shares.

(US Dollars)
(In Thousands of Dollars)

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (continued)

(ii) FAS 151, Inventory Costs. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company's financial statements.

(iii) FAS 153, Exchanges of non monetary Assets. The provisions of this Statement is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company's financial statements.

(iv) FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by nonpublic entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company's financial statements.

(v) In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement will have no impact on the Company, as the Company accounts for all options and warrants using the fair value method, under Canadian GAAP.

(US Dollars)
(In Thousands of Dollars)

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (continued)

(b) Reconciliation of total assets, liabilities and shareholders' deficit.

	2005	2004
Total assets for Canadian GAAP	$14,682	$15,164
Adjustments increasing/(decreasing) total assets		
Less proportional share of assets in San Francisco joint venture (investment under US GAAP)	(166)	(211)
Add investment in San Francisco joint ventures (proportional consolidation under CDN GAAP)	126	177
Less pre-opening costs (fully amortized for US GAAP)	(191)	0
Less additional amortization of leasehold improvements (amortized over lease plus first renewal for CDN GAAP)	(160)	(378)
Less deferred finance costs (liability for US GAAP)	(1,837)	(1,876)
Total assets for US GAAP	$12,454	$12,876
Total liabilities per Canadian GAAP	$20,477	$17,806
Adjustments increasing/(decreasing) total liabilities		
Less proportional share of liabilities in San Francisco joint venture (investment under US GAAP)	(40)	(34)
Less deferred finance costs (asset for CDN GAAP)	(1,837)	(1,876)
Total liabilities for US GAAP	18,600	15,896
Total deficit for Canadian GAAP	(5,795)	(2,642)
Adjustments increasing/(decreasing) total (deficit)		
Less pre-opening costs (fully amortized for US GAAP)	(191)	0
Less additional amortization of leasehold improvements (amortized over lease plus first renewal for CDN GAAP)	(160)	(378)
Total deficit for US GAAP	(6,146)	(3,020)
Total deficit and liabilities for US GAAP	$ 12,454	$ 12,876

For Canadian GAAP purposes, the Company uses the proportionate method of consolidation to record its one-third ownership stake in the joint venture Elephant & Castle restaurant in San Francisco, CA. For US GAAP purposes these amounts would have been recorded as single line entries representing income from joint venture and investment in joint venture. (2005: Reduces assets and liabilities by $40; 2004: Reduces assets and liabilities by $34).

For Canadian GAAP purposes, pre-opening costs associated with new store openings are amortized over a period of 12 months commencing at date of opening. For US GAAP purposes, such costs are written off in full as they are incurred. (2005: Reduces assets and increases shareholders' deficit by $191; 2004: No impact).

(US Dollars) (In Thousands of Dollars)

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (continued)

Improvements to leased premises and property under capital leases are being amortized on a straight-line basis over the term of the lease except for locations opened prior to January 1, 1993. Those improvements are being amortized on the straight-line method over the term of the lease plus the first two renewal options. Under US GAAP, amortization of leasehold improvement costs would be restricted to the term of the lease. (2005: Reduces assets and increases deficit by $160; 2004: Reduces assets and increases deficit by $378).

For Canadian GAAP purposes, deferred financing costs are recorded as an asset which is then amortized over the life of the associated instrument. Under US GAAP, such costs are offset against long term debt. (2005: Reduces assets and liabilities by $1,837; 2004: Reduces assets and liabilities by $1,876).

(c) Reconciliation of earnings (loss) reported in accordance with Canadian GAAP and US GAAP.

The financial statements under US GAAP for the years ended December 26, 2004 and December 28, 2003 have been restated to reflect previously undisclosed gains on translation of convertible notes recorded as equity for Canadian GAAP purposes but as a liability under US GAAP. The Company has restated the 2004 financial statements as follows:

	2005	2004	2003
Net income (loss) Canadian GAAP	($3,266)	($888)	$228
Adjustments decreasing (increasing) net income (loss)			
Amortization of improvement costs*	218	6	(2)
Dividend on paid-in capital that would be treated as interest under US GAAP	0	(333)	(347)
Pre-opening costs, expensed under US GAAP	(191)	45	(45)
Net (loss) US GAAP as previously stated	(3,239)	(1,170)	(166)
Restatements decreasing (increasing) net income (loss)			
Gain on exchange of junior notes	0	0	201
Gain on translation of convertible notes using period end rate for US GAAP	0	860	1,023
Amortize set up costs of junior notes	0	0	(45)
Net income (loss) US GAAP as restated	($3,239)	($310)	$1,013
Net income (loss) per common share			
Canadian GAAP - Basic	($0.57)	($0.17)	$0.04
US GAAP - Basic	($0.56)	($0.06)	$0.20
Canadian GAAP - Diluted (note 2(i))			$0.03
US GAAP - Diluted (note 2(i))			$0.12
Weighted average number of shares outstanding - basic	5,744,360	5,244,507	5,163,271
Average options outstanding	556,500	577,125	623,375
Average warrants outstanding	5,918,812	1,980,677	2,481,932
Weighted average number of shares outstanding - diluted	12,219,672	7,802,309	8,268,578

* Under US GAAP, amortization of leasehold improvement costs would be restricted to the term of the lease.

(US Dollars)
(In Thousands of Dollars)

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (continued)

(d) Statement of cash flows under US GAAP:

	2005	2004	2003
Operating Activities			
Net income (loss)	($3,239)	($310)	$1,013
Operating items not using cash			
Amortization	1,845	1,508	1,585
Loss (Gain) on Foreign Exchange	679	(831)	(1,903)
Impairment of Long-Lived Assets	181	199	0
Non-Cash Interest	1,998	650	608
Future Income Tax	170	126	0
Other	(568)	991	(308)
Operating Cash Flow	1,066	2,333	995
Changes in Non-Cash Working Capital			
Accounts receivable	(150)	(59)	(136)
Inventory	(27)	(51)	8
Deposits and prepaid expenses	268	(442)	116
Accounts payable and accrued liabilities	201	(1,055)	76
	292	(1,607)	64
Cash Provided by Operating Activities	1,358	726	1,059
Investing Activities			
Acquisition of property, plant and equipment	(4,495)	(560)	(277)
Acquisition of other assets and pre-opening costs	(521)	0	(176)
Cash Used in Investing Activities	(5,016)	(560)	(453)
Financing Activities			
Deferred finance charges	601	(372)	0
Repurchase of shares	0	0	(150)
Proceeds from long-term debt	0	3,842	0
Proceeds from sale of shares	71	93	0
Repayment of long-term debt	(31)	(154)	(488)
Cash Provided by (Used in) Financing Activities	641	3,409	(638)
Inflow (Outflow) of Cash	(3,017)	3,575	(32)
Cash, Beginning of Year	3,970	395	427
Cash, End of Year	$953	$3,970	$395
Reconcilation to cash flow under CDN GAAP			
Cash, End of Year under CDN GAAP	$956	$3,981	$410
Less proportional share of cash in joint venture	(3)	(11)	(15)
Cash, End of Year under US GAAP	$953	$3,970	$395

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (continued)

(e) Statement of Shareholders' Equity (Deficit) under US GAAP:

	2005	2004	2003
Common Shares Issued			
Beginning balance	$12,999	$12,829	$12,879
Issue of shares			
On renegotiation of debenture interest	0	59	0
For services	5	6	11
Purchased by Management	108	106	0
Repurchase and cancellation of shares	0	0	(61)
Ending balance	$13,112	$12,999	$12,829
Contributed Surplus			
Beginning balance	$1,081	$0	$0
For issue of warrants	0	1,081	0
Ending balance	$1,081	$1,081	$0
Currency Translation Adjustment			
Beginning balance	($2,494)	($2,494)	($1,851)
Deferred gain (loss) incurred during year	0	0	(643)
Ending balance	($2,494)	($2,494)	($2,494)
Deficit			
Beginning balance	($14,606)	($14,296)	($15,225)
On cancellation of shares	0	0	(83)
Net income (loss)	(3,239)	(310)	1,012
Ending balance	($17,845)	($14,606)	($14,296)
Total Shareholders' Equity (Deficit)	($6,146)	($3,020)	($3,961)

17. SUBSEQUENT EVENTS

Management share purchases

On December 31, 2005, in accordance with the agreements dated December 17, 2004 (note 6 (c)), Management purchased additional Common Shares and Preferred Shares.

Messrs. Bryant and Laurie purchased a further 1/6 of their remaining commitment, in line with the agreement dated December 17, 2004 (note 6 (c)). Mr. Sexton had already purchased all of his remaining commitment on April 4, 2005.

Common Shares and Preferred Shares purchased by Management on December 31, 2005 were as follows:

	Amount Paid CDN $000	Common Shares Purchased	Preferred Shares Purchased
Rick Bryant	15	39,596	27,579
Peter Laurie	6	16,498	11,491
	21	**56,094**	**39,070**

ELEPHANT & CASTLE GROUP INC.
Annual Report to Shareholders
Fifty-two Weeks Ended December 25, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company owns, operates and franchises casual full service brand name restaurants in Canada and the United States. Its principal brand is "Elephant and Castle."

Revenues are generated from two main sources:

- Food and beverage sales from Company owned and operated ("Corporate") stores; and
- Franchise fees and other franchise income.

The casual dining industry is highly competitive. Profitability is susceptible to changes in economic conditions, consumer taste and lifestyle, government regulations, and fluctuating commodity prices.

The Company focuses on four key areas which are the main drivers of its profitability:

(a) Sales growth from comparable restaurants;
(b) Operating costs and margins in corporate restaurants;
(c) Development of new corporate restaurants in order to expand the Company's earnings base; and
(d) Control of general and administrative expenses.

Fifty-two Weeks Ended December 25, 2005 vs. Fifty-two Weeks Ended December 26, 2004

During the fifty-two weeks ended December 25, 2005, the Company saw strong comparable store sales and profit growth from its US operations, reflecting improved operational standards and a strengthening US economy. Comparisons with available market data suggest that the Company's growth in comparable US store sales has exceeded the average for the casual dining sector by approximately 3% for 12 months to December 25, 2005. (Source: KnappTrack). Canadian same store performance (excluding the three stores which closed in 2005) also showed an encouraging return to growth.

During the fifty-two weeks ended December 25, 2005, the Company opened two new corporate restaurants, a first restaurant in Washington, DC and a second restaurant in Chicago, IL. In addition, an eight franchise restaurant opened in Wexford, PA.

During the fifty-two weeks ended December 25, 2005, the Company generated Earnings Before Tax, Interest, Depreciation and Amortization ("EBITDA") of US$2,384,000 which represents a 46% increase on the prior year when EBITDA was US$1,634,000. EBITDA is a non-GAAP term, but the Company believes it to be a good measure of underlying business performance, since it excludes the impact of gain/loss on foreign exchange and interest costs, both of which can vary significantly from year to year. The following table provides a reconciliation between Income (Loss) Before Income Taxes and EBITDA:

US$000	**2005**	**2004**	**2003**
Income (Loss) Before Income Taxes	**(3,008)**	**(710)**	**173**
Add back:			
Interest on Long-Term Debt	2,605	558	545
(Gain) Loss on Foreign Exchange	679	28	(679)
Amotization	1,872	1,559	1,538
Restaurant Closing Costs	55	0	94
Impairment of Long-Lived Assets	181	199	0
EBITDA	**2,384**	**1,634**	**1,671**

The Company presents its consolidated financial statements in Canadian GAAP, and provides reconciliations to US GAAP where required.

With effect from the reporting period ended December 26, 2004, the Company denominated its functional and reporting currency to be the US Dollar. Previously the Company's functional and reporting currency was the Canadian Dollar.

Sales

Sales increased during the fifty-two weeks ended December 25, 2005 to US$33,045,000 from US$28,202,000 in 2004. The year on year increase in sales of US$4,843,000 is comprised of:

	US$
Increase in sales from same US stores (+5.9%)	789,000
Increase in sales from same Canadian stores (+5.2%)	590,000
Impact of Canadian store closures	(527,000)
Consolidation of Canadian Sales at higher exchange rate	1,040,000
Share of sales from new store in San Francisco	29,000
Impact of new stores (Chicago-Huron and Washington, DC)	2,824,000
Changes in other income	98,000
Total change in sales versus 2005	$4,843,000

For the five US Corporate locations open throughout the year, sales for the 2005 period were US$14,127,000, which represents an increase of 5.9% compared to the prior year. Four out of five US same stores showed year on year growth. San Diego sales grew +11.2% versus 2004, representing two year growth of +33.8%, reflecting continuing high hotel occupancy and local events. Chicago (+8.9%), Philadelphia (+7.9%), and Boston (+1.9%) have also shown consistent growth. Seattle (-5.8%) performed below last year.

For the seven Canadian Elephant & Castle corporate locations fully open throughout both periods, sales for the fifty-two weeks ended December 25, 2005 totaled CDN$14,578,000 and were up 5.2% compared to the fifty-two weeks ended December 26, 2004. Three of the seven stores (Toronto Yonge St. +17.2%; Winnipeg +11.7%; Ottawa +6.5%) showed year on year sales increases. The return of NHL hockey in the fourth quarter of 2005 had a positive impact on the Edmonton Whyte Avenue and Rosies on Robson locations bringing their year on year sales to flat. Rosies on Robson also benefited from the Grey Cup week during the month of November.

Net Income/Loss

For the fifty-two weeks ended December 25, 2005, the Company generated a net loss of US$3,266,000 compared to a net loss of US$888,000 for the fifty-two week period in 2004. The current year loss includes a loss on foreign exchange of US$679,000 (2004's loss was US$28,000), and interest costs of US$2,605,000 (2004's interest costs were US$558,000) reflecting the Company's new funding structure. Losses per Common Share for the current period were US$0.57, versus a loss per Common Share of US$0.17 in 2004. The weighted average number of Common Shares outstanding increased from 5,244,507 in 2004 to 5,744,360 for the current year, reflecting the sale and issuance of Common Shares in connection with the Company's new funding structure, purchase of

Common Shares by Management and the issuance of 15,000 Common Shares to directors.

Income from Restaurant Operations

The Company generated income from restaurant operations of US$3,252,000 compared to US$2,719,000 for 2004. The increase versus 2004 of US$533,000 is comprised of:

	US$
Increase in income from same US stores	568,000
Increase in income from same Canadian stores	353,000
Impact of Canadian store closures	(303,000)
Impact of foreign exchange	90,000
Income from new store in San Francisco	45,000
Impact of new stores (Chicago-Huron and Washington)	(365,000)
Changes in other income	145,000
Total change in income versus 2005	$533,000

The Company opened two new corporate stores in May 2005, a first store in Washington, DC, and a second store in Chicago, IL (East Huron Street). These new stores generated losses of US$365,000, but this included depreciation and pre-opening cost amortization of US$596,000. Chicago East Huron is operating in line with expectations, but initial operations in Washington, DC have been below budget.

Same Store Performance

The following tables show same store sales and profit performance for US and Canadian stores (in local currency):

US same stores (US$000)

	2005	% of sales	2004	% of sales
SALES	**14,127**		**13,338**	
RESTAURANT EXPENSES				
Food and Beverage Costs	3,471	24.6%	3,366	25.2%
Restaurant Operating Expenses				
Labour	4,518	32.0%	4,349	32.6%
Occupancy and Other	3,349	23.7%	3,259	24.4%
Amortization	735	5.2%	899	6.7%
Loss on Asset Disposal	20	0.1%	0	0.0%
	12,093	**85.6%**	**11,873**	**89.0%**
INCOME FROM RESTAURANT OPERATIONS	**2,034**	**14.4%**	**1,465**	**11.0%**

CDN same stores (CDN$000)

	2005	% of sales	2004	% of sales
SALES	**14,578**		**13,863**	
RESTAURANT EXPENSES				
Food and Beverage Costs	4,275	29.3%	4,215	30.4%
Restaurant Operating Expenses				
Labour	4,475	30.7%	4,342	31.3%
Occupancy and Other	3,674	25.2%	3,494	25.2%
Amortization	644	4.4%	724	5.2%
Loss on Asset Disposal	2	0.0%	9	0.1%
	13,070	**89.7%**	**12,784**	**92.2%**
INCOME FROM RESTAURANT OPERATIONS	**1,508**	**10.3%**	**1,079**	**7.8%**

Canadian same store performance is reported above in Canadian dollars to eliminate the impact of foreign exchange fluctuations and to facilitate year on year comparisons. It excludes the three stores that closed during 2005.

Food and Beverage Costs

Overall, food and beverage costs, as a percentage of sales, decreased to 26.4% for the fifty-two weeks ended December 25, 2005, compared to 27.2% for the fifty-two weeks ended December 26, 2004.

Food costs improved reflecting some softening of commodity pricing and an increasing effort in training kitchen personnel and management. The produce market experienced a very stable year without any of the traditional spikes in costs experienced in previous years.

Favorable beef prices reflected increased slaughter in the US and the opening of the Canada/US border early in the year.

Pork slaughter remained fairly high in volume and pork belly prices were traded to a much more favorable price than the previous year.

The Company introduced a wide menu change in July, including price increases in line with the casual dining market.

Labour and Benefits Costs

Labour and benefits increased from 31.4% of sales in 2004 to 31.7% in the current period.

Same store percentages were below last year for both US and Canada.

Higher overall costs reflect start-up staffing costs in the two new US stores, increased minimum wages in Alberta, Manitoba, Saskatoon and Ontario and additional labour cost related to closing three Canadian stores.

Occupancy and Other Operating Costs

Occupancy and other operating expenses as a percentage of sales increased to 25.7% from 25.5% in the same period last year.

In same stores, costs were at or below prior year levels. The overall increase was driven by new and closed store performance.

Impairment of Long-Lived Assets

In accordance with the recommendations of the Canadian Institute of Chartered Accountants ("CICA"), the Company has compared the net book value of its long-lived assets with the cash flows those assets are expected to generate over their remaining useful lives.

The lease of the Company's restaurant in Calgary, AB, expired in December 2005. As at September 25, 2005, the Company determined that cash flows expected from this store until the end of the lease were less than the remaining book value of the associated fixed assets.

Accordingly, the Company reduced the net book value of these assets by recording a US$57,000 charge for the impairment of long-lived assets in the third quarter of 2005.

In 2004, the Company agreed to an extension for the lease of its restaurant in Victoria, BC. The extension was for 5 years, but with a landlord's option to terminate on December 31, 2005, provided that notice was given before June 30, 2005.

In April 2005, the Company received a lease termination notice from the landlord, and vacated the premises on December 31, 2005.

As at September 25, 2005, the net book value of the assets at the Victoria store exceeded the expected cash flows for the remainder of the lease.

Accordingly, the Company reduced the net book value of these assets by recording a US$124,000 charge for the impairment of long-lived assets in the third quarter of 2005.

Restaurant Closing Costs

(i) Closure of Elephant & Castle restaurant in Saskatoon, SK

The Company closed its Saskatoon location in October 2005, on expiry of the lease. Capital asset write-downs and other closure costs totaled US$11,000.

(ii) Closure of Elephant & Castle restaurant in Calgary, AB

The Company closed its Calgary location in December 2005, on expiry of the lease. Capital asset write-downs and other closure costs totaled US$23,000.

(iii) Closure of Elephant & Castle restaurant in Victoria, BC

The Company closed its Victoria location in December 2005, on expiry of the lease. Capital asset write-downs and other closure costs totaled US$21,000.

Amortization Expense

Amortization costs increased from 5.5% of sales in 2004 to 5.7% in 2005.

The increase in amortization can be attributed to an additional US$596,000 in amortization expenses from the new Chicago - Huron and Washington, DC stores.

General and Administrative Costs

General and administrative costs were 9.0% of sales for 2005 and 10.1% for 2004. Costs increased from US$2,843,000 in 2004 to US$2,976,000 in the current period. This reflects conversion of the mainly Canadian dollar costs into US dollars at a higher exchange rate than that used in the prior year, additional travel costs in support of new store openings and the increasing cost of complying with the Sarbanes Oxley Act of 2002 and other SEC requirements. The US$133,000 increase versus 2004 is comprised of:

	US $
Increase in costs of Vancouver office	(202,000)
Exchange rate applied to Vancouver office costs	(215,000)
Decrease in costs of San Antonio office, closed 2004	284,000
Total increase in G&A costs vs 2004	(133,000)

Gain (loss) on foreign exchange

For the fifty-two weeks ended December 25, 2005, the Company recorded a loss on foreign exchange of US$679,000 (a loss of US$28,000 in 2004). The loss in the current year reflects the impact of a stronger Canadian dollar on the value of Canadian dollar debt, including preferred shares, when converted into US dollars.

Interest on Long-Term Debt

Interest on long-term debt was US$2,605,000 for the fifty-two weeks ended December 25, 2005, compared to US$558,000 in 2004. The increase is attributable to the interest cost associated with the Company's new funding structure agreed to in December 2004.

Income/Loss Before Taxes

The Company generated a loss before income taxes of US$3,008,000 for the fifty-two weeks ended December 25, 2005 compared to a loss of US$710,000 for 2004. The current year loss includes a loss on foreign exchange of US$679,000 (loss of US$28,000 in 2004), and interest costs of US$2,605,000 (internet costs of US$558,000 in 2004) reflecting the Company's new funding structure.

Income Taxes

The Company recorded income taxes of US$88,000 for the fifty-two weeks ended December 25, 2005 (US$52,000 in 2004), representing state taxes which are payable in the US. The Company also recorded a US$170,000 reduction in the value of its Future Income Tax asset in 2005 (versus a reduction of US$126,000 in 2004).

Net Income/Loss

For the fifty-two weeks ended December 25, 2005, the Company generated a net loss of US$3,266,000 compared to a net loss of US$888,000 for the fifty-two week period ended December 26, 2004. The current year loss includes a loss on foreign exchange of US$679,000 (versus a loss of US$28,000 in 2004), and interest costs of US$2,605,000 (versus interest costs of US$558,000 in 2004) reflecting the Company's new funding structure. Losses per Common Share for the current period were US$0.57, versus a loss per Common Share of US$0.17 in 2004. The weighted average number of Common Shares outstanding increased from 5,244,507 in 2004 to 5,744,360 for the current year, reflecting the sale and issuance of Common Shares in connection with the Company's new funding structure, purchase of Common Shares by Management and the issue of 15,000 Common Shares to directors.

Market Risk - Foreign Exchange

The Company's functional and reporting currency is US dollars. The Company generates approximately CDN$2,400,000 of operating cash flow from its Canadian restaurants each year. These cash flows are generated in Canadian dollars. Offsetting this, the Company incurs approximately CDN$2,700,000 of general and administrative expenses, and approximately CDN$600,000 interest on long-term debt in Canadian dollars.

The Company's reported earnings are, therefore, subject to exchange rate fluctuations on the approximately CDN$900,000 net cash outflow in Canadian dollars each year.

Also, as noted above, the Company's reported earnings include gains/losses on foreign exchange, which largely reflect revaluation of the Company's approximately CDN$13,900,000 of long-term debt.

Seasonality

The fourth quarter of each calendar year continues to be the Company's strongest trading period, reflecting high volumes during the holiday season.

Seasonal trends have remained broadly constant over the past two years.

The third and fourth quarters of 2004 showed an encouraging improvement in sales and profitability, mainly reflecting double digit same store sales growth in the US. This trend continued during 2005, with continued sales growth in the US, and a return to growth in same Canadian stores.

Total assets and long-term financial liabilities both increased in the fourth quarter of 2004, reflecting the Company's new funding agreements.

Fifty-two Weeks Ended December 26, 2004 vs. Fifty-two Weeks Ended December 28, 2003

During the fifty-two weeks ended December 26, 2004, the Company saw strong same store sales and profit growth from its US operations, reflecting improved operational standards and a strengthening US economy. Canadian store performance during the same period was mixed. Three of the ten Canadian stores operated under smoking legislation that was not in place during the first half of the prior year.

Sales

Sales increased during the fifty-two weeks ended December 26, 2004 to US$28,202,000 from US$26,725,000 in 2003. The year on year increase in sales of US$1,477,000 was comprised of:

	US $
Increase in sales from same US stores (+10.3%)	1,250,000
Increase in sales from same Canadian stores (+1.3%)	174,000
Consolidation of CDN sales at higher exchange rate	995,000
Impact of store closures	(985,000)
Share of sales from new store in San Francisco	128,000
Changes in other income	(85,000)
Total change in sales versus 2003	1,477,000

For the five US Corporate locations open throughout both periods, sales for the 2004 period were US$13,338,000, an increase of 10.3% compared to the prior year. Four out of five US same stores showed year on year growth, including 12.7% from Boston, despite a smoking ban which was introduced mid-2003. San Diego sales had grown 20.1%, partly reflecting high hotel occupancy and local events. Chicago (8.3%) and Philadelphia (8.2%) also showed consistent growth. Only Seattle (-0.6%) performed below 2003's levels

For the ten Canadian Elephant & Castle Corporate locations open throughout both periods, sales for the fifty-two weeks ended December 26, 2004 totaled CDN$18,162,000 and up 1.3% compared to the fifty-two weeks ended December 28, 2003, reflecting a stronger third and fourth quarter. Five of the ten stores (Ottawa 8.2%; Winnipeg 7.9; Toronto Yonge St. 7.5%; Toronto King St. 4.7%; Victoria 2.4%;) showed year on year sales increases. Sales in the three stores operating under smoking bans that were not in force during the first half of 2003 were all down versus the prior year (Edmonton City Centre 6.8%; Saskatoon 15.3%; Calgary 11.2%). The hockey lockout during the fourth quarter had a negative impact on Rosie's on Robson and Edmonton Whyte Avenue resulting in full year sales being down 1.1% and 1.2%, respectively, for the year, despite strong first half performances.

Net Income/Loss

For the fifty-two weeks ended December 26, 2004, the Company generated a net loss of US$888,000 compared to a net profit of US$228,000 for the fifty-two week period in 2003. In March 2004, the Company made the strategic decision to increase store expenditure in certain areas in order to roll-out brand enhancements and to underpin and build on the strong store sales trends that had been experienced particularly in US stores in the previous six months. As a result, the Company invested US$180,000 mainly during the second quarter of 2004 in marketing, menu development and non-capital store improvements. US$148,000 is reported as store operating costs and US$32,000 as additional brand development costs in general and administration costs. The current year loss is after charging US$199,000 for the impairment of long-lived assets, in accordance with recommendations of the CICA (2003 = Nil). The net income for the prior year includes the benefit of a US$679,000 gain on foreign exchange (there was a loss of US$28,000 in 2004). Losses per share for the current period were US$0.17, versus income per share of US$0.04 in 2003. The weighted average number of shares outstanding increased from 5,163,271 in 2003 to 5,244,507 for 2004, following the issue of 81,900 shares to subordinated note holders in consideration of their agreeing to vary the terms of the notes and the issue of 18,000 shares to directors. A further 382,927 shares were issued to subordinated note holders and Management on completion of the new funding arrangements.

Income from Restaurant Operations

The Company generated income from restaurant operations of US$2,719,000 compared to US$2,740,000 for 2003. The decrease versus 2003 of US$(21,000) was comprised of:

	US $
Increase in income from same US stores	365,000
Decline in income from same Canadian stores	(278,000)
Impact of foreign exchange	83,000
Impact of store closures	(51,000)
Income from new store in San Francisco	100,000
Asset impairment charges	(199,000)
Changes in other income	(41,000)
Total change in income versus 2003	(21,000)

Same store performance

The following tables show same store sales and profit performance for US and Canadian stores (in local currency):

US same stores (US$000)

	2004	% of sales	2003	% of sales
SALES	**13,338**		**12,088**	
RESTAURANT EXPENSES				
Food and Beverage Costs	3,366	25.2%	3,060	25.3%
Restaurant Operating Expenses				
Labour	4,349	32.6%	3,957	32.7%
Occupancy and Other	3,259	24.4%	3,139	26.0%
Depreciation and Amortization	899	6.7%	832	6.9%
	11,873	**89.0%**	**10,988**	**90.9%**
INCOME FROM RESTAURANT OPERATIONS	**1,465**	**11.0%**	**1,100**	**9.1%**

CDN same stores (CDN$000)

	2004	% of sales	2003	% of sales
SALES	**18,162**		**17,936**	
RESTAURANT EXPENSES				
Food and Beverage Costs	5,423	29.9%	5,256	29.3%
Restaurant Operating Expenses				
Labour	5,564	30.6%	5,365	29.9%
Occupancy and Other	4,885	26.9%	4,690	26.1%
Depreciation and Amortization	771	4.2%	753	4.2%
Loss on Asset Disposal	9	0.0%	0	0.0%
	16,652	**91.7%**	**16,064**	**89.6%**
INCOME FROM RESTAURANT OPERATIONS	**1,510**	**8.3%**	**1,872**	**10.4%**

Food and Beverage Costs

Overall, food and beverage costs, as a percentage of sales, increased to 27.2% for the fifty-two weeks ended December 26, 2004, compared to 26.8% for the fifty-two weeks ended December 28, 2003.

During 2004, the Company experienced upward pressure on food costs, particularly for protein products. In line with most of its competitors, the Company held its menu prices steady until the end of June 2004.

In both the US and Canada, the beef market was difficult throughout 2004 due to the continued uncertainty caused by BSE. Fixed price contract items were 5% higher than 2003. Non-contracted items peaked in cost in the third quarter and eased slightly in the fourth quarter.

Poultry prices in the US during 2004 saw as much as a 25% increase at their peak. This pricing eased in the fourth quarter of 2004. However, poultry consumption in the US was estimated at 25% higher in 2004 than in 2003. Canadian chicken prices were substantially higher throughout most of 2004. The Avian Influenza epidemic increased costs by up to 20%. The Fraser Valley poultry operations came back on stream in 2004 with September hatchings but this product did not start to hit the markets until mid-November so no price relief was felt in 2004 as consumption remained very high and supply remained limited.

US pork prices remained high in 2004 with bacon in particular still up 30 to 40%. Canadian pork prices eased in the fourth quarter of 2004 but were still 20 to 25% higher than the year prior.

Labour and Benefits Costs

Labour and benefits increased from 31.0% of sales in 2003 to 31.4% in the current period.

Lower costs in same US stores reflected good labour control against a background of improved sales, more than offsetting wage and benefit rate pressures.

Higher costs in same Canadian stores in 2004 reflected broadly flat sales and the minimum wage increases in Ontario and Manitoba.

Occupancy and Other Operating Costs

Occupancy and other operating expenses as a percentage of sales decreased to 25.5% in 2004 from 25.9% in 2003.

In March 2004, the Company made the strategic decision to increase store expenditure in certain areas in order to roll-out brand enhancements and to underpin and build on the strong store sales trends which had been experienced particularly in US stores in the preceding six months. As a result, the Company invested US$148,000 mainly during the second quarter of 2004 in marketing, menu development and non-capital store improvements.

Lower percentage costs in same US stores reflected higher volumes.

Depreciation and Amortization Expense

Depreciation and amortization costs decreased to 5.5% of sales for 2004 from 5.8% in 2003.

The fall in same US store depreciation as a percentage of sales reflected higher sales.

Flat depreciation as a percentage of sales in Canadian same stores in 2004 reflected limited refurbishments, against a background of marginally improved sales.

General and Administrative Costs

General and administrative costs were 10.1% for both 2003 and 2004. Costs increased from $2,701,000 in 2003 to $2,843,000 in 2004. This reflected conversion of the mainly Canadian dollar costs into US dollars at a higher exchange rate than that used in the prior year. The US$142,000 increase in 2004 versus 2003 was comprised of:

	US $
Exchange rate applied to Vancouver office costs	(123,000)
Increase in costs of Vancouver office	(7,000)
Increase in costs of San Antonio office	(12,000)
Total increase in G&A costs vs 2003	(142,000)

Higher costs of the Vancouver office included US$32,000 of brand and menu development costs. Increased costs in San Antonio reflected the cost of closing this office in the fourth quarter of 2004.

Impairment of Long-Lived Assets

In accordance with the new recommendations of the CICA, the Company compared the net book value of its long-lived assets with the cash flows those assets were expected to generate over their remaining useful lives.

The lease of the Company's restaurant in Saskatoon, SK, expired in October 2005 and the discounted value of the cash flows expected from this store from March 29, 2004 until that time were US$147,000 lower than the net book value of the associated fixed assets as at March 28, 2004.

The lease of the Company's restaurant in Calgary, AB, expired in August 2005, and the discounted value of the cash flows expected from this store from December 26, 2004 until that time were US$52,000 lower than the net book value of the associated fixed assets as at December 26, 2004.

Accordingly, the Company reduced the net book value of these assets by recording a US$199,000 charge for the Impairment of Long-Lived Assets in 2004.

Gain (loss) on foreign exchange

For the fifty-two weeks ended December 26, 2004, the Company recorded a loss on foreign exchange of US$28,000 (in 2003, there was a gain of US$679,000).

Interest on Long-Term Debt

Interest on long-term debt was US$558,000 for the fifty-two weeks ended December 26, 2004, compared to US$545,000 in 2003. The 2004 figure includes only 10 days of interest costs under the Company's new funding arrangements, and is therefore only US$13,000 higher than the prior year. For the year ending December 25, 2005, interest costs increased significantly, reflecting the Company's new funding arrangements.

Income/Loss Before Taxes

The Company generated a loss before income taxes of US$710,000 for the fifty-two weeks ended December 26, 2004 compared to an income of US$173,000 for 2003. In March 2004, the Company made the strategic decision to increase store expenditures in certain areas in order to roll-out brand enhancements and to underpin and build on the strong store sales trends which had been experienced particularly in US stores in the prior six months. As a result, the Company invested US$180,000 mainly during the second quarter of 2004 in marketing, menu development and non-capital store improvements. The loss in 2004 was after charging US$199,000 for the impairment of long-lived assets, in accordance with the new recommendations of the CICA (2003 = Nil). The prior year profit included the benefit of a US$679,000 gain on foreign exchange (in 2004, there was a loss of US$28,000).

Income Taxes

The Company recorded income taxes of US$52,000 for the fifty-two weeks ended December 26, 2004 (US$55,000 in 2003), representing State taxes which are payable in the US. The Company also reassessed the value of its future income tax asset, resulting in a charge for 2004 of US$126,000.

Net Income/Loss

For the fifty-two weeks ended December 26 2004, the Company's net loss was US$888,000 compared to a net income of US$228,000 for the fifty-two week period in 2003. In March 2004, the Company made the strategic decision to increase store expenditure in certain areas in order to roll-out brand enhancements and to underpin and build on the strong store sales trends that had been experienced particularly in US stores in the previous six months. As a result, the Company invested US$180,000 mainly during the second quarter of 2004 in marketing, menu development and non-capital store improvements. The loss in 2004 was after charging US$199,000 for the impairment of long-lived assets, in accordance with the new recommendations of the CICA (2003 = Nil). The 2003 profit included the benefit of a US$679,000 gain on foreign exchange (there was a loss of US$28,000 in 2004). Losses per share for the current period were US$0.17, versus income per share of US$0.04 in 2003. The weighted average number of shares outstanding increased from 5,163,271 in 2003 to 5,244,507 for 2004.

Critical accounting policies

(1) Impairment of Long-Lived Assets

In line with the recommendations of the CICA, the Company compares annually the valuation of the long-lived assets at each of its locations with the cash flows that operation is expected to generate until the end of the lease for that location, or next break option if earlier.

Where asset valuations exceed expected cash flows, an impairment charge, representing the difference between the asset valuation and the discounted value of expected future cash flows, is made.

If the Company becomes aware of a material change in circumstances between annual comparisons, the Company reviews the need for further impairment charges on a quarterly basis.

The Company conducted a full review for the year ended December 25, 2005 and concluded that, having completed the closure of three Canadian stores during 2005, no further provisions for the impairment of long-lived assets were required as at December 25, 2005.

(2) Future income taxes

The Company has calculated, as at December 25, 2005, the following values for future income tax benefits:

(a) Non-capital loss carry forwards -

US $000	Losses	FIT Benefit	Valuation Allowance		FIT Asset
US operations	8,079	2,828	(1,414)	50%	1,414
CDN operations	595	232	(116)	50%	116
Group functions	5,132	2,002	(2,002)	100%	0
	13,806	**5,062**	**(3,532)**		**1,530**

(b) Fixed asset values for tax purposes in excess of book values -

US $000	FIT Benefit	Valuation Allowance		FIT Asset
US operations	685	(343)	50%	342
CDN operations	454	(227)	50%	227
Group functions	27	(27)	100%	0
	1,166	**(597)**		**569**

The Company has applied 50% valuation allowances against both its US and Canadian operations. The Company considers these valuation allowances to be appropriate. The Company has applied a 100% valuation allowance against its group function, since at current business volumes this entity does to generate taxable profits.

In addition, the Company has US$8,362,000 of net capital losses, against which a 100% valuation allowance has been applied.

Summary of future income tax asset as at December 25, 2005 -

US $000	FIT Benefit	Valuation Allowance	FIT Asset
Tax benefit of non-capital loss carry forwards	5,062	(3,546)	1,516
Tax benefit of capital loss carry forwards	1,203	(1,203)	0
Fixed asset values for tax purposes in excess of book values	1,166	(583)	583
	7,431	**(5,332)**	**2,099**

Liquidity and Capital Resources

On December 17, 2004, the Company entered into a series of financing agreements. The transactions resulted in the raising of CDN$5,000,000 (US$4,288,000) for the purposes of opening new Elephant & Castle restaurants and refurbishing existing Elephant & Castle restaurants.

As at December 25, 2005, the Company had invested US$4,685,000 in the building of its two new restaurants in Chicago, IL and Washington, DC, both of which opened in the spring of 2005.

The Company experienced significant unbudgeted construction issues in the building of its Washington, DC store, resulting in a higher than expected total cost to open of US$3,067,000.

The Company's remaining cash balance as at December 25, 2005 was US$956,000. This balance will allow the Company to continue its planned refurbishment and to maintain current operations. The Company expects to generate sufficient cash from its existing and new stores to be able to continue its expansion program in 2006.

As a result of the December 17, 2004 funding arrangements, the structure of the Company's pre-existing debt and equity were substantially altered, as described below.

(a) Transactions with GE Investment Private Placement Partners II ("GEIPPPII")

In consideration for the surrender of US$3,900,000 of the existing Senior Notes, the surrender of US$5,000,000 of the existing Junior Notes and the exchange of US$1,209,000 of accrued interest on these Notes the Company issued US$4,204,000 of new Secured Notes, 3,653,972 of CDN$2 (US$1.72) Preferred Shares and a warrant to purchase 1,750,000 Common Shares. The Secured Notes bear interest at 14%, which is deferred until payments commence in March 2007, except in certain circumstances and are fully repayable on December 18, 2009. The

Preferred Shares accrue a cumulative annual dividend of 6%, payable only when the debt owing to Crown and the Secured Notes are repaid in full. The Preferred Shares are redeemable at the Company's option at 100% of redemption principal plus a redemption premium of up to 50% of the principal amount. The premium shall accrue at 10% per year or part thereof. Unless redeemed earlier, the Preferred Shares are automatically convertible, subject to the Company achieving an EBITDA target of US$3,500,000, at the rate of three Common Shares for every Preferred Share. The warrants are exercisable for a period of ten years at a price of CDN$0.667 (US$0.572) per share.

(b) Transactions with Crown.

The Company has entered into a credit agreement with Crown, pursuant to which it borrowed CDN$5,000,000 (US$4,288,000). The loan bears interest at the rate of 12% per annum. Interest is payable monthly and monthly principal payments of CDN$40,000 (US$34,000) commence in December 2006, rising to CDN$60,000 (US$51,000) in December 2007 and CDN$100,000 (US$86,000) in December 2008, with the balance of CDN$2,600,000 (US$2,230,000) repayable by December 17, 2009. In connection with the making of the loan, Crown received a first secured position over all of the Company's assets and properties, including the capital stock of the subsidiary companies, in respect of the loan indebtedness. Additionally, the Company granted Crown a warrant to purchase 1,049,301 Common Shares of the Company and 730,794 Preferred Shares of the Company for one hundred Canadian dollars, representing 15% of the outstanding shares of both classes of shares and a further warrant to purchase 350,000 Common Shares. These further warrants are exercisable for a period of ten years at a price of CDN$0.667 (US$0.572) per share.

(c) Transactions with Management

The Company has entered into an agreement with the three senior managers of the Company ("Management"), whereby Management has committed to purchase for CDN$265,000 (US$227,000), over a period of 18 months, 699,534 Common Shares and 487,196 Preferred Shares, representing 10% of the outstanding shares of both classes of shares. Management has made an initial payment of CDN$115,000 (US$99,000). In connection with this purchase, Management have also been issued a warrant for the purchase of an additional 5% of both classes of shares for CDN$133,000 US$114,000).

(d) Agreements between investors

GEIPPPII and Crown have entered into an inter-creditor agreement, which establishes the seniority of the Crown Security and the subordination of the GEIPPPII Security over the assets of the Company.
GEIPPPII, Crown and Management have entered into an inter-shareholder agreement. Under this agreement all parties agree

to appoint two GEIPPPII nominees, one Crown nominee and one Management nominee to the board of directors of the Company. Additionally the parties have agreed conditions and entitlements associated with the sale or transfer of their shares.

The terms of the 8% convertible, subordinated notes of the Company issued in 2000 ("Delphi Financing") have been amended such that the coupon has been increased to 9.25% and repayment has been scheduled to re-commence in March 2007.

(e) Accounting treatment of Preferred Shares

Holders of Preferred Shares have the ability to require redemption of their shares at a future date at a predetermined price. In accordance with CICA handbook sections 3860.20 and 3860.22 and with EIC 149, the Preferred Shares have been recorded as long-term debt at CDN$2 (US$1.72) per share, with dividends earned on the shares recorded as interest expense. In addition, redemption premiums accrued from the date of issue have been added to long-term debt. All warrants issued for the purchase of Preferred Shares are treated as a liability. Accordingly, no stock-based compensation expense was recorded for the issue of these warrants.

(f) Prior years' accounting treatment of Junior Notes

For the fifty-two weeks ended December 26, 2004, the Junior Notes were recorded as an equity instrument.

For the twelve-month period ended June 30, 2002, the Company did not achieve the EBITDA target required to convert the first tranche of Junior Notes into shares. It did, however, achieve 67% of the target and, therefore, would still have been able to convert both the first and second tranche of Junior Notes into equity, if the Company had met 100% of its EBITDA target for the twelve months ending June 30, 2003. Achievement of 80% of the EBITDA target for the twelve months ending June 30, 2003 would have allowed the Company to convert two-thirds of the second tranche of Junior Notes into equity, but the Company would have lost the ability to convert any of the first tranche.

For the twelve-month period ended June 29, 2003, the Company achieved less than 67% of the original EBITDA target. Under the terms of the original agreement, this would have required the Company to reclassify the first two tranches as a debt instrument.

The Company, however, reached an agreement with GEIPPPII to modify the terms of the Junior Notes, such that the test for mandatory conversion of all four tranches was dependent on achievement of EBITDA targets for the twelve months ending

June 30, 2005. Accordingly, no reclassification of the Junior Notes was required for the fifty-two week period ended December 26, 2004.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CDN GAAP AND US GAAP)

The Company prepares its financial statements in accordance with Canadian GAAP. (The reader is referred to note 16 of the Notes to Consolidated Financial Statements for the year ended December 25, 2005 for additional explanation.) The financial statements, if prepared in accordance with US GAAP, would have differed as follows:

Net loss for the year ended December 25, 2005 would have been reduced by US$27,000, comprised primarily of pre-opening costs which would have been expensed in 2005 under US GAAP, offset by the closure of three Canadian stores and the consequent write-back for US GAAP of leasehold depreciation previously accelerated under US GAAP. Net loss for the year ended December 26, 2004 would have decreased by US$578,000, comprised primarily of dividends on convertible subordinated debentures that would have been treated as interest expense under US GAAP, offset by pre-opening costs which would have been expensed in 2003 under US GAAP, and a gain on translation of convertible notes using period end rates for US GAAP. Net income for the year ended December 28, 2003 would be increased by US$785,000 comprised primarily of a gain on translation of convertible notes using period end rates for US GAAP, partly offset by dividends on convertible subordinated debentures that would have been treated as interest expense under US GAAP, and pre-opening costs that would have been expensed in 2003 under US GAAP. The impact of these adjustments would leave the net loss per share in 2005 unchanged at $0.57 but would increase the net loss per share in 2004 from US$0.17 under CDN GAAP to a loss of US$0.22 under US GAAP. For 2003, the income per share of US$0.04 under CDN GAAP would change to a loss of US$0.03 per share under US GAAP.

Shareholders' deficit at December 25, 2005 would increase by US$351,000 from a deficit of US$5,795,000 under CDN GAAP to a deficit of US$6,146,000 under US GAAP. Shareholders' deficit at December 26, 2004 would increase by US$378,000 from a deficit of US$2,642,000 under CDN GAAP to a deficit of US$3,020,000 under US GAAP.

Off-Balance Sheet Arrangements

At December 25, 2005, the Company did not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

		Payments due by period:			
US$000	**Total Outstanding**	**Less than 1 year**	**1 to 3 years**	**3 to 5 years**	**More than 5 years**
Long-term debt obligations	**17,339**	34	1,388	15,917	0
Capital lease obligations	**8**	7	1	0	0
Operating lease obligations	**10,366**	1,719	3,182	2,387	3,078
Purchase obligations	**107**	107	0	0	0
Other long-term obligations	**57**	57	0	0	0
Total contractual obligations	**27,877**	**1,924**	**4,571**	**18,304**	**3,078**

Recent Accounting Pronouncements

Not Applicable.

SELECTED FINANCIAL INFORMATION

8 quarter selected financial history
US$000 except per share information which is stated in US$

CDN GAAP	Quarter ended: 12/25/2005	Quarter ended: 9/25/2005	Quarter ended: 6/26/2005	Quarter ended: 3/27/2005	12 months ended 12/25/2005
Revenue	$ 9,065	$ 8,927	$ 8,081	$ 6,972	$ 33,045
Income (loss) from Restaurant Operations	$ 1,000	$ 689	$ 831	$ 732	$ 3,252
Per share	$ 0.17	$ 0.12	$ 0.15	$ 0.13	$ 0.57
Diluted per share	$ 0.08	$ 0.06	$ 0.07	$ 0.06	$ 0.27
Earnings (loss) before income taxes	$ (372)	$ (1,285)	$ (594)	$ (757)	$ (3,008)
Per share	$ (0.06)	$ (0.22)	$ (0.10)	$ (0.13)	$ (0.52)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Net income (loss)	$ (557)	$ (1,294)	$ (611)	$ (804)	$ (3,266)
Per share	$ (0.10)	$ (0.22)	$ (0.11)	$ (0.14)	$ (0.57)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Total assets	$ 14,682	$ 14,623	$ 15,108	$ 14,693	$ 14,682
Shareholders' equity (deficit)	$ (5,795)	$ (5,260)	$ (3,994)	$ (3,440)	$ (5,795)
Long term debt	$ 17,347	$ 16,470	$ 15,687	$ 15,533	$ 17,347
Cash dividend per share	$ -	$ -	$ -	$ -	$ -

Elephant & Castle Group Inc.
US$000 except per share information which is stated in US$

CDN GAAP	Quarter ended: 12/26/2004	9/26/2004	6/27/2004	3/28/2004	12 months ended 12/26/2004
Revenue	$ 7,499	$ 7,294	$ 6,782	$ 6,627	$ 28,202
Income (loss) from Restaurant Operations	$ 964	$ 785	$ 459	$ 511	$ 2,719
Per share	$ 0.18	$ 0.15	$ 0.09	$ 0.10	$ 0.52
Diluted per share	$ 0.12	$ 0.10	$ 0.06	$ 0.07	$ 0.35
Earnings (loss) before income taxes	$ (66)	$ (27)	$ (336)	$ (281)	$ (710)
Per share	$ (0.01)	$ (0.01)	$ (0.06)	$ (0.05)	$ (0.14)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Net income (loss)	$ (202)	$ (35)	$ (353)	$ (298)	$ (888)
Per share	$ (0.04)	$ (0.01)	$ (0.07)	$ (0.06)	$ (0.17)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Total assets	$ 15,164	$ 9,768	$ 9,713	$ 10,098	$ 15,164
Shareholders' equity (deficit)	$ (2,642)	$ 1,819	$ 1,855	$ 2,208	$ (2,642)
Long term debt	$ 15,262	$ 4,633	$ 4,683	$ 4,734	$ 15,262
Cash dividend per share	$ -	$ -	$ -	$ -	$ -

8 quarter selected financial history
US$000 except per share information which is stated in US$

US GAAP	Quarter ended: 12/25/2005	9/25/2005	6/26/2005	3/27/2005	12 months ended 12/25/2005
Revenue	$ 8,893	$ 8,767	$ 7,943	$ 6,828	$ 32,431
Income (loss) from Restaurant Operations	$ 1,353	$ 741	$ 546	$ 632	$ 3,272
Per share	$ 0.23	$ 0.13	$ 0.10	$ 0.11	$ 0.57
Diluted per share	$ 0.11	$ 0.06	$ 0.04	$ 0.05	$ 0.27
Earnings (loss) before income taxes	$ (31)	$ (1,211)	$ (883)	$ (856)	$ (2,981)
Per share	$ (0.01)	$ (0.21)	$ (0.15)	$ (0.15)	$ (0.52)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Net income (loss)	$ (216)	$ (1,219)	$ (900)	$ (903)	$ (3,239)
Per share	$ (0.04)	$ (0.21)	$ (0.16)	$ (0.16)	$ (0.56)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Total assets	$ 12,453	$ 11,913	$ 12,396	$ 12,327	$ 12,454
Shareholders' equity (deficit)	$ (6,146)	$ (5,944)	$ (4,760)	$ (3,917)	$ (6,146)
Long term debt	$ 15,510	$ 14,492	$ 13,777	$ 13,646	$ 15,510
Cash dividend per share	$ -	$ -	$ -	$ -	$ -

Elephant & Castle Group Inc.
US$000 except per share information which is stated in US$

US GAAP	Quarter ended: 12/26/2004	9/26/2004	6/27/2004	3/28/2004	12 months ended 12/26/2004
Revenue	$ 7,339	$ 7,151	$ 6,632	$ 6,493	$ 27,615
Income (loss) from Restaurant Operations	$ 952	$ 775	$ 459	$ 557	$ 2,744
Per share	$ 0.18	$ 0.15	$ 0.09	$ 0.11	$ 0.52
Diluted per share	$ 0.12	$ 0.10	$ 0.06	$ 0.07	$ 0.35
Earnings (loss) before income taxes	$ 706	$ (112)	$ (412)	$ (314)	$ (132)
Per share	$ 0.13	$ (0.02)	$ (0.08)	$ (0.06)	$ (0.03)
Diluted per share	$ 0.09	n/a	n/a	n/a	n/a
Net income (loss)	$ 570	$ (120)	$ (429)	$ (331)	$ (310)
Per share	$ 0.11	$ (0.02)	$ (0.08)	$ (0.06)	$ (0.06)
Diluted per share	$ 0.07	n/a	n/a	n/a	n/a
Total assets	$ 12,876	$ 9,229	$ 9,240	$ 9,656	$ 12,876
Shareholders' equity (deficit)	$ (3,020)	$ (5,002)	$ (4,870)	$ (4,445)	$ (3,020)
Long term debt	$ 13,386	$ 10,262	$ 10,284	$ 10,279	$ 13,386
Cash dividend per share	$ -	$ -	$ -	$ -	$ -

ELEPHANT & CASTLE GROUP INC.
Annual Report to Shareholders
Fifty-two Weeks Ended December 25, 2005

SUPPLEMENTARY INFORMATION FOR SHAREHOLDERS

Extracts from the Company's Form 10-K for the fifty-two weeks ended December 25, 2005:

(1) **Item 1 - Business (part)**

General description of business
Financial information about industry segments

(2) **Item 5 - Market for registrant's common equity and related stockholder matters and issuer purchases of equity securities (part)**

(3) **Item 6 - Selected financial data**

(4) **Item 7a - Quantitative and qualitative disclosures about market risk**

(1) Extracts from Item 1 of the Company's Form 10-K for the fifty-two weeks ended December 25, 2005:

ITEM 1 BUSINESS

General

Elephant & Castle Group Inc. (the "Company") was formed in 1977 and owns and operates pub and casual dining restaurants in the United States and Canada, and is actively engaged in restaurant franchising activities. As of the date of this report, the Company currently owns and operates a chain of fourteen full-service casual dining restaurants and pubs, seven of which are located in Canada and seven of which are located in the United States.

Thirteen of the Company's fourteen owned restaurants are operated under the name "Elephant & Castle," an English pub concept, seven of which are in the United States. The fourteenth owned restaurant, located in Canada, operates under the name "Rosie's on Robson" but is regarded by management as an Elephant & Castle location for internal financial reporting purposes.

In addition to the owned and operated units, there are eight Elephant & Castle franchise locations, of which three are in Canada and five are in the United States, and there is one Elephant & Castle restaurant operated under a joint venture agreement in the US.

Additional Information

a. Financial Information about Industry Segments.

The Company considers that it has been substantially engaged in a single line of business, the ownership and operation of casual dining restaurants, and does not separately segment its financial results.

(2) Item 5 of the Company's Form 10-K for the fifty-two weeks ended December 25, 2005:

ITEM 5 MARKET FOR REGISTRANT'S COMMON EQUITY, AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) The Company's common shares were traded on the NASDAQ Small Cap Market from June 29, 1993 until it was involuntarily delisted on March 22, 2000 as a result of having failed to maintain a minimum bid price of $1.00. The shares continue to be traded on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "PUBSF".

The range of high and low bid and asked prices for the Company's common shares from January 1, 2004, to the end of 2005 has been:

	High	Low
First Quarter of 2004:	$0.44	$0.22
Second Quarter of 2004:	$0.95	$0.30
Third Quarter of 2004:	$0.65	$0.30
Fourth Quarter of 2004:	$0.51	$0.30
First Quarter of 2005:	$0.50	$0.28
Second Quarter of 2005:	$0.95	$0.45
Third Quarter of 2005:	$0.51	$0.40
Fourth Quarter of 2005:	$0.51	$0.29

Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

(b) The approximate number of record holders of the Company's common shares as of February 2, 2006 is 500.

(c) The Company has never paid any dividends in respect of any of its capital shares, and does not intend to do so any time in the foreseeable future.

(d) Securities authorized for issuance under equity compensation plans.

Equity based compensation plans in force as at December 25, 2005:

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	546,500	US $ 5.79 CDN $ 8.98	611,000
Equity compensation plans not approved by security holders	0		0
Total	546,500	US $ 5.79 CDN $ 8.98	611,000

Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital or which impose foreign exchange controls.

Except as provided in the *Investment Canada Act* (the "ICA"), there are no restrictions specific to the rights of non-Canadians to hold or vote securities of the Company under the laws of Canada or British Columbia, or in the Company's charter documents.

The ICA requires non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The ICA is applicable to, and Investment Canada may review, transactions which result in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets, calculated in the manner prescribed, exceeds certain thresholds (generally five million dollars, in the case of direct acquisitions and fifty million dollars, in the case of indirect acquisitions), such thresholds being favourably varied by the Minister each year for WTO investors (including the U.S.), except where the activity of the business is related to uranium production, financial services, transportation or culture. No change of voting control will be deemed to have occurred, for purposes of the

ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the business that is the subject of the investment.

Certain Canadian Federal Income Tax Considerations for U.S. Resident Holders

The following discussion is a summary of certain Canadian federal income tax consequences of the acquisition, ownership and disposition of the common shares of the Company by a holder who is not resident in Canada nor deemed to be resident in Canada under the Income Tax Act (Canada) ("ITA"). This summary assumes that at all relevant times (i) the holder has never been resident in Canada; (ii) the Company's dealings with the holder are at arm's length within the meaning of the ITA; (iii) the holder holds the common shares as capital property; (iv) the holder does not use or hold and is not deemed or considered to use or hold the common shares in carrying on business in Canada and has not acquired any of the common shares in one or more transactions considered to be an adventure in the nature of trade within the meaning of the ITA; and (v) the holder is not otherwise required by or for the purposes of the laws of Canada to include an amount in respect of any of the common shares in computing income from carrying on business in Canada. This summary further assumes that the holder, for purposes of the Canada-U.S. Income Tax Convention (the "Treaty"), is at all relevant times a resident of the U.S., has never been a resident of Canada, has not held or used common shares in connection with a permanent establishment or fixed base in Canada, and otherwise qualifies for the full benefits of the Treaty. This summary is not applicable to special circumstances such as where the holder is a limited liability company, a tax-exempt entity, an insurer, or a "financial institution", a "specified financial institution", or an interest in which would be a "tax shelter investment", all as defined in the ITA.

This summary is based on the current provisions of the ITA and the regulations thereunder, our understanding of the current published administrative practices of the Canada Revenue Agency, and all specific proposals to amend the ITA and the regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

The summary is of a general nature only, is not exhaustive of all Canadian income tax considerations, and is not intended to be, and

should not be construed to be, legal or tax advice to any particular holder of the common shares and no representation with respect to the Canadian tax consequences to any particular holder is made. Each holder should consult with their own tax advisors with respect to the income tax consequences to them of acquiring, holding or disposing of the common shares.

Dividends

Dividends paid on the common shares to a U.S. resident holder will be subject to Canadian withholding tax at a rate of 15% of the gross dividend, and 5% where the beneficial owner of the dividend is a corporation resident in the U.S. that owns at least 10% of the Company's common shares.

Capital Gains

A U.S. resident holder will not be subject to Canadian tax in respect of a capital gain realized upon the disposition of common shares unless the common shares represent "taxable Canadian property" to the holder, as defined in the ITA. The common shares will be taxable Canadian property to a U.S. resident holder only if the U.S. resident holder, together with persons with whom the holder does not deal at arm's length, collectively owned at least 25% of the issued shares of any class of the capital stock of the Company at any time during the five year period preceding the disposition of the common shares. Even if the common shares represent taxable Canadian property, under the Treaty no Canadian tax will generally be payable on a capital gain realized on the disposition of the common shares by a U.S. resident holder, unless the value of the common shares is derived principally from real property situated in Canada. Management of the Company is of the view that the value of the common shares of the Company is not derived principally from real property situated in Canada. Provided this is correct, in no instance will Canadian tax be payable on a capital gain realized on a disposition of common shares of the Company by a U.S. resident holder.

Recent Sales of Unregistered Securities

Pursuant to the terms of a certain investment agreement dated December 17, 2004 by and among the Company, Management, GEIPPPII and Crown, the Company issued 56,094 common shares and 39,070 preferred shares, on December 31, 2005 to Messrs. Bryant, and Laurie in consideration for an aggregate of Cdn$21,000.

The preferred shares are automatically convertible into common shares subject to the Company achieving an EBITDA target of $3,500,000 at the rate of three common shares for every preferred share. Such securities were issued to Messrs. Bryant, Sexton and Laurie in reliance upon the exclusion from registration available under Regulation S of the Securities Act of 1933, as amended, ("Regulation S"), because such purchasers were located outside the United States.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No repurchases of the Company's equity securities were made by the Company or by an affiliated purchaser during the fourth quarter of 2005.

(3) Item 6 of the Company's Form 10-K for the fifty-two weeks ended December 25, 2005:

ITEM 6 SELECTED FINANCIAL DATA
(in thousands of US dollars except per share information which is set forth in US dollars)

UNDER CDN GAAP	2005	2004	2003	2002	2001
Sales	$33,045	$28,202	$26,725	$27,716	$30,235
Income from Restaurant Operations	3,252	2,719	2,740	2,640	3,041
Per share	0.57	0.52	0.53	0.51	0.78
Diluted per share	0.27	0.35	0.33	0.33	0.49
Earnings (loss) before Income Taxes	(3,008)	(710)	173	(1,514)	192
Per share	(0.52)	(0.14)	0.03	(0.29)	0.05
Diluted per share	n/a	n/a	0.02	n/a	0.03
Net income (loss)	(3,266)	(888)	228	(1,344)	192
Earnings (loss) per share - basic	($0.57)	($0.17)	$0.04	($0.26)	$0.05
Earnings (loss) per share - diluted	n/a	n/a	$0.03	n/a	$0.03
Total assets	14,682	15,164	10,677	10,656	13,043
Shareholders' equity (deficit)	(5,795)	(2,642)	2,470	1,908	3,421
Long-term debt	17,347	15,262	4,622	5,142	6,012
Average shares outstanding - basic	5,744,360	5,244,507	5,163,271	5,163,354	3,890,000
Average shares outstanding - diluted	12,219,672	7,802,309	8,268,578	8,085,848	6,164,000

UNDER US GAAP	2005	2004	2003	2002	2001
Sales	$32,431	$27,615	$26,270	$27,716	$30,235
Income from					
Restaurant Operations	3,272	2,744	2,677	2,669	2,967
Per share	0.57	0.52	0.52	0.52	0.76
Diluted per share	0.27	0.35	0.32	0.33	0.48
Earnings (loss)					
before Income Taxes	(2,981)	(132)	957	(1,810)	(823)
Per share	(0.52)	(0.03)	0.19	(0.35)	(0.21)
Diluted per share	n/a	n/a	0.12	n/a	n/a
Net income (loss) as previously stated	(3,239)	(1,170)	(166)	(1,646)	(362)
Restatements:					
Gain on exchange of junior notes	0	0	201	0	0
Gain on translation of convertible notes					
using period end rate for US GAAP	0	860	1,023	51	(416)
Amortize set up costs of junior notes	0	0	(45)	(45)	(45)
Net income (loss) as restated	(3,239)	(310)	1,013	(1,640)	(823)
Earnings (loss)					
per share - basic	($0.56)	($0.06)	$0.20	($0.32)	($0.21)
Earnings (loss)					
per share - diluted	n/a	n/a	$0.12	n/a	n/a
Total assets	12,454	12,876	10,046	9,886	12,025
Shareholders' equity (deficit)					
as previously stated	(6,146)	(3,020)	(4,482)	(3,742)	(1,955)
Restatements:					
Gain on translation of convertible notes					
using period end rate for US GAAP	0	0	(136)	(90)	(45)
Amortize set up costs of junior notes	0	0	657	(365)	(416)
Shareholders' equity (deficit)					
as restated	(6,146)	(3,020)	(3,961)	(4,197)	(2,416)
Long-term debt	15,510	13,386	10,327	10,387	10,786
Average shares					
outstanding - basic	5,744,360	5,244,507	5,163,271	5,163,354	3,890,000
Average shares					
outstanding - diluted	12,219,672	7,802,309	8,268,578	8,085,848	6,164,000

Summary of differences between CDN GAAP and US GAAP for selected financial data

(a) Consolidated statement of operations items

For Canadian GAAP purposes, the Company uses the proportionate method of consolidation to record its one-third ownership stake in the joint venture Elephant & Castle restaurant in San Francisco, CA. For US GAAP purposes, there is no proportional consolidation of sales or costs for such joint ventures. Instead, the Company's share of profits is recorded as investment income.

For Canadian GAAP purposes, pre-opening costs associated with new store openings are amortized over a period of 12 months commencing at date of opening. For US GAAP purposes, such costs are written off in full as they are incurred.

Improvements to leased premises and property under capital leases are being amortized on a straight-line basis over the term of the lease except for locations opened prior to January 1, 1993. Those improvements are being amortized on the straight-line method over the term of the lease plus the first two renewal options. Under US GAAP, amortization of leasehold improvement costs would be restricted to the term of the lease.

For Canadian GAAP purposes, the GEIPPPII Junior Notes were treated as equity, since the debt was convertible into common shares of the Company at the option of the issuer. For US GAAP purposes these amounts were treated as a liability. Accordingly, the dividends associated with these notes were recorded as other paid-in capital for Canadian GAAP purposes, but as interest costs for US GAAP purposes. In addition, when the GEIPPPII Junior Notes were exchanged for preferred shares in December 2004, the associated gain on foreign exchange was recorded as contributed surplus for Canadian GAAP purposes, but as gain on foreign exchange for US GAAP purposes. Also, the set up costs of the GEIPPPII Junior Notes which were recorded as other paid-in capital for Canadian GAAP purposes, were recorded as a debt set-up cost for US GAAP purposes and were accordingly amortized over the term of the debt. Since these notes were a liability for US GAAP purposes, they were consolidated each year at period end rates, rather than historic rates, resulting in a gain or loss on foreign exchange for US GAAP purposes only.

The impact of the above on net income (loss) may be summarized as follows:

	2005	2004	2003	2002	2001
Net income (loss) Canadian GAAP	($3,266)	($888)	$228	($1,344)	192
Adjustments decreasing (increasing) net income (loss):					
Amortization of improvement costs	218	6	(2)	(6)	(39)
Pre-opening costs, expensed under US GAAP	(191)	45	(45)	35	(36)
Dividend on paid-in capital that would be treated as interest under US GAAP	0	(333)	(347)	(330)	(479)
Net (loss) US GAAP as previously stated	(3,239)	(1,170)	(166)	(1,645)	(362)
Restatements decreasing (increasing) net income (loss):					
Gain on exchange of junior notes	0	0	201	0	0
Amortize set up costs of junior notes	0	0	(45)	(45)	(45)
Gain on translation of convertible notes using period end rate for US GAAP	0	860	1,023	51	(416)
Net income (loss) US GAAP as restated	($3,239)	($310)	$1,013	($1,640)	($823)

(b) Balance sheet items

For Canadian GAAP purposes, the Company uses the proportionate method of consolidation to record its one-third ownership stake in the joint venture Elephant & Castle restaurant in San Francisco, CA. For US GAAP purposes, there is no proportional consolidation of assets or liabilities for such joint ventures. Instead, the value of the Company's investment is included in other assets.

For Canadian GAAP purposes, pre-opening costs associated with new store openings are amortized over a period of 12 months commencing at date of opening. For US GAAP purposes, such costs are written off in full as they are incurred.

Improvements to leased premises and property under capital leases are being amortized on a straight-line basis over the term of the lease except for locations opened prior to January 1, 1993. Those improvements are being amortized on the straight-line method over the term of the lease plus the first two renewal options. Under US GAAP, amortization of leasehold improvement costs would be restricted to the term of the lease.

For Canadian GAAP purposes, deferred financing costs are recorded as an asset which is then amortized over the life of the associated instrument. Under US GAAP, such costs are offset against long term debt.

For Canadian GAAP purposes, the GEIPPPII Junior Notes were treated as equity, since the debt was convertible into common shares of the Company at the option of the issuer. For US GAAP purposes these amounts were treated as a liability. Accordingly, the dividends associated with these notes were recorded as other paid-in capital for Canadian GAAP purposes, but as interest costs for US GAAP purposes. In addition, when the GEIPPPII Junior Notes were exchanged for preferred shares in December 2004, the associated gain on foreign exchange was recorded as contributed surplus for Canadian GAAP purposes, but as gain on foreign exchange for US GAAP purposes. Also, the set up costs of the GEIPPPII Junior Notes which were recorded as other paid-in capital for Canadian GAAP purposes, were recorded as a debt set-up cost for US GAAP purposes and were accordingly amortized over the term of the debt. Since these notes were a liability for US GAAP purposes, they were consolidated each year at period end rates, rather than historic rates, resulting in a gain or loss on foreign exchange for US GAAP purposes only.

The impact of the above on shareholders equity (deficit) may be
summarized as follows:

	2005	2004	2003	2002	2001
Shareholders' equity (deficit) Canadian GAAP	($5,795)	($2,642)	$2,470	$1,908	3,421
Adjustments decreasing (increasing) shareholders' equity (deficit):					
Amortization of improvement costs	(160)	(378)	(384)	(382)	(376)
Pre-opening costs, expensed under US GAAP	(191)	0	(45)	(1)	(36)
GEIPPPII Junior Notes treated as liability under US GAAP	0	0	(6,524)	(5,267)	(4,964)
Equity (deficit) US GAAP as previously stated	(6,146)	(3,020)	(4,483)	(3,742)	(1,955)
Restatements decreasing (increasing) shareholders' equity (deficit):					
Gain on exchange of junior notes					
Amortize set up costs of junior notes	0	0	(135)	(90)	(45)
Gain on translation of convertible notes using period end rate for US GAAP	0	0	657	(365)	(416)
Equity (deficit) US GAAP as restated	($6,146)	($3,020)	($3,961)	($4,197)	($2,416)

(4) Item 7a of the Company's Form 10-K for the fifty-two weeks ended December 25, 2005:

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact the Company's financial position due to adverse changes in financial market prices and rates. The Company's market risk exposure is primarily a result of fluctuations in foreign currency exchange risks. The Company's borrowings are at fixed interest rates, so the Company is not significantly exposed to changes in interest rates. The Company is also subject to risk associated with changes to commodity prices such as meat, poultry and dairy products. In the event of a significant shift in pricing of one or more commodity, the Company would attempt to vary its pricing, product mix or recipes to mitigate any adverse impact of such changes, to the extent that the competitive nature of the restaurant industry may allow.

Market Risk - Foreign Exchange

The Company's functional and reporting currency is US dollars. The Company generates approximately CDN$2,400,000 of operating cash flow from its Canadian restaurants each year. These cash flows are generated in Canadian dollars. Offsetting this, the Company incurs approximately CDN$2,700,000 of general and administrative expenses, and approximately CDN$600,000 interest on long-term debt in Canadian dollars.

The Company's reported earnings are, therefore, subject to exchange rate fluctuations on the approximately CDN$900,000 net cash outflow in Canadian dollars each year.

Also, the Company's reported earnings include gains/losses on foreign exchange, which largely reflect revaluation of the Company's approximately CDN$13,900,000 of long-term debt.

As of December 25, 2005, the potential reduction in future reported earnings from a hypothetical instantaneous 10% change in quoted foreign currency exchange rates applied to our foreign currency sensitive contracts and assets would be approximately US$1,066,000. The sensitivity model does not include the inherent risks associated with anticipated future transactions denominated in foreign currencies or future forward contracts entered into for hedging purposes.

To minimize the risk associated with the effects of certain foreign currency exposures, we occasionally use foreign currency forward exchange contracts. We do not use forward contracts for trading or speculative purposes. From time to time we may also purchase Canadian dollars in the open market and hold these funds in order to satisfy forecasted operating needs in Canadian dollars. At December 25, 2005 and December 26, 2004, we had no outstanding currency forward exchange contracts and during the 12 months ended December 25, 2005 and December 26, 2004, we did not enter into any forward exchange contracts. We therefore did not record any gain or loss as a result of these contracts for these periods.

ELEPHANT & CASTLE GROUP INC.
(the "Company")

TO: Shareholders of the Company

In accordance with applicable securities laws, shareholders of the Company may request to receive the Company's interim and annual financial statements and related management's discussion and analysis ("MD&A"). If you wish to receive such documents, please complete this form by checking the appropriate boxes below and return the form to the Company by fax or email at:

Elephant & Castle Group Inc.
12th Floor – 1190 Hornby Street
Vancouver, British Columbia, Canada, V6Z 2K3
Tel. No. (604) 684-6451
Fax No. (604) 684-8595
Email: briley@elephantcastle.com

Please send me the Quarterly Interim Financial Statements and related MD&A for 2006. ☐

Please send me the Annual Report for 2006, including the Annual Financial Statements and related MD&A. ☐

If you have indicated that you wish to receive the interim or annual documents listed above and would like the documents to be delivered electronically to you, please complete Appendix A attached hereto.

____
PLEASE PRINT NAME OF SHAREHOLDER

____
MAILING ADDRESS

____
CITY/TOWN

____
PROVINCE/STATE POSTAL/ZIP CODE

____

By signing below, I confirm that I am a shareholder of the Company and that I consent to the collection and use of personal information for the purposes outlined above and to the disclosure to the Company and to its agents, including its registrar and transfer agent, for the purposes of administering the delivery of the documents described above:

_______________________________ DATE: ____________________

SIGNATURE OF SHAREHOLDER

APPENDIX A

Consent to Electronic Delivery of Documents

TO: Elephant & Castle Group Inc. (the "Company")

I have read and understand this "Consent to Electronic Delivery of Documents" and hereby consent to the electronic delivery of the Company's interim and annual financial statements and related MD&A that the Company elects to deliver to me electronically, all in accordance with my instructions below:

1. I acknowledge that the interim and annual financial statements and related MD&A will be attached to an email sent to my email address that is set out below.

2. I understand that as the interim and annual financial statements and related MD&A will be sent by email and will be in PDF format that I will need access to a personal computer with appropriate software, including email software, and communication access to the Internet to receive the documents, Adobe Acrobat Reader software to view the PDF – formatted documents and a printer to print the documents.

3. I acknowledge that I may receive from the Company a paper copy of any documents delivered electronically at no cost if I contact the Company by telephone, regular mail or email as set out in number 6 below.

4. I understand that I will be provided with a paper copy of any documents delivered electronically if electronic delivery fails.

5. I acknowledge that my personal information will be stored electronically and the electronic file will be password protected.

6. I understand that my consent may be revoked or changed, including any change in the email address to which documents are delivered, at any time by notifying the Company of such revised or revoked consent by telephone, regular mail or electronic mail at:

Elephant & Castle Group Inc.
12th Floor – 1190 Hornby Street
Vancouver, British Columbia, Canada, V6Z 2K3
Tel. No. (604) 684-6451
Fax No. (604) 684-8595
Email: briley@elephantcastle.com

7. I understand that I am not required to consent to electronic delivery.

By signing below, I confirm that I have consented to the foregoing and to the collection and use of personal information for the purposes outlined above and to the disclosure to the Company and to its agents, including its registrar and transfer agent, for the purpose of administering the delivery of the documents described above.

____

SIGNATURE OF SHAREHOLDER

____

NAME OF SHAREHOLDER

____

EMAIL ADDRESS



We're now generating cash quite strongly, with a 49% increase in cash flow in 2005, as measured by earnings before interest, tax, depreciation and amortisation (EBITDA), and can afford to reinvest in continued growth, both in improving existing restaurants and in developing new ones. Our objective continues to be to increase brand mass within existing markets, primarily in the US.

The outlook for 2006 is promising, with an energetic and positive team of people, carrying sales and EBITDA momentum into the new year. 2005 saw us achieve growth while maintaining operational focus. Our challenge is to repeat this solid performance in the current year and to continue to be "Bang On" - something I am confident we can achieve.

Richard Bryant
President & Chief Executive Officer




ELEPHANT & CASTLE
PUB AND RESTAURANT

The Annual Meeting

The Annual Meeting of the Shareholders of Elephant & Castle Group Inc. will be held in the Coquihalla Room, 2nd Floor, 1190 Hornby Street, Vancouver, BC, on May 11, 2006.

Executive Officers

Richard Bryant	President and Chief Executive Officer
Peter Laurie	Chief Operating Officer
Roger Sexton	Chief Financial Officer

Board of Directors

Christopher Anderson
Jeffrey Barnett
Richard Bryant
Thomas Chambers
Richard Kelleher
George Pitman
Colin Stacey
David Wiederecht

Transfer Agent and Registrar

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
www.amstock.com
(212) 936-5100

Independent Public Accountants

Pannell Kerr Forster/Smythe Ratcliffe
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

The Company will furnish to any shareholder, without charge, a copy of the Company's annual report on form 10-K, filed with the Securities and Exchange Commission for the 2005 fiscal year and the 10-Q quarterly filings as they become available. Request this information from the Company's web site at www.elephantcastle.com or mail a request to:

Investor Relations
Elephant & Castle Group Inc.
12th Floor – 1190 Hornby Street
Vancouver, B.C. V6Z 2K5 Canada
Phone: (604) 684-6451 • Fax: (604) 684-8595
www.elephantcastle.com

This Annual Report (as well as information included in oral statements or other written statements made or to be made by the Company) may contain forward-looking statements, such as statements relating to future expansion, that involve risks and uncertainties relating to future events. Actual events or the Company's results may differ materially from the results discussed in the forward-looking statements. The Company does not expect to update forward-looking statements continually as conditions change. These risks and uncertainties include, but are not linked to, those relating to competition, fluctuations and changes in consumer preferences and attitudes, intellectual property protection, development and construction activities. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in the Company's Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 25, 2005.


FOR
THE
LOVE
OF
BEER
ELEPHANT & CASTLE
est. 1977
PUB AND RESTAURANT

Elephant & Castle Group, Inc.
1190 Hornby Street - 12th Floor
Vancouver, BC V6Z 2K5 Canada
phone. 604-684-6451
fax. 604-684-8595
info@elephantcastle.com

www.elephantcastle.com